Form 40-F
period 2021-12-31
Enthusiast Gaming Holdings Inc. / Canada
filed 2022-03-28
CIK 1854233

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐       REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒       ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021 Commission File Number 001-40331

ENTHUSIAST GAMING HOLDINGS INC.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Province or Other Jurisdiction of Incorporation or Organization)

7372

(Primary Standard Industrial Classification Code)

Not Applicable

(I.R.S. Employer Identification No.)

90 Eglinton Avenue East,
Suite 805
Toronto, ON, M4P 2Y3

Tel: 604-785-0850

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
28 Liberty Street
New York, New York, 10005
Tel: 212-894-8940

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Shares, no par value	EGLX	The NASDAQ Stock Market, LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: The Registrant had 133,549,269 Common Shares, no par value, issued and outstanding as of December 31, 2021.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒                   No  ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☒                   No  ☐

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

INTRODUCTORY INFORMATION

Enthusiast Gaming Holdings Inc. (the “Registrant”, “Enthusiast Gaming”, we, or our) is a Canadian public company incorporated in British Columbia whose common shares (the “Common Shares”) are listed on the Toronto Stock Exchange (“TSX”) and the Nasdaq Stock Market, LLC (“Nasdaq”). Enthusiast Gaming is a “foreign private issuer” as defined in Rule 3b-4 under Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is eligible to file this Annual Report on Form 40-F (the “Annual Report”) pursuant to the Canada/United States multi-jurisdictional disclosure system (the “MJDS”).

References to the “Registrant” or “Enthusiast Gaming” mean Enthusiast Gaming Holdings Inc. and its subsidiaries, unless the context suggests otherwise.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant has historically prepared its consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, which differ in certain respects from United States generally accepted accounting principles (“US GAAP”) and from practices prescribed by the United States Securities and Exchange Commission (the “SEC”). Therefore, the Registrant’s financial statements incorporated by reference in this Annual Report may not be comparable to financial statements prepared in accordance with US GAAP.

FORWARD-LOOKING STATEMENTS

This Annual Report includes or incorporates by reference certain statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information involves statements that are not based on historical information, but rather relate to future operations, strategies, financial results or other developments. Forward-looking information is necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Registrant’s control and many of which, regarding future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking information made by or on the Registrant’s behalf. Although the Registrant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. All factors should be considered carefully and investors should not place undue reliance on the Registrant’s forward-looking information as actual results may vary. Examples of such forward-looking information within this Annual Report include statements relating to the Registrant’s expectations with respect to: the intended business activities of the Registrant; the sources of revenues and future operations, including sponsorship of the Registrant; the future growth and revenues of the esports industry generally; the Registrant’s anticipated financial performance; future development and growth prospects; expected operating costs, general and administrative costs, costs of services and other costs and expenses of the Registrant; the ability of the Registrant to meet current and future obligations; the ability of the Registrant to obtain financing on acceptable terms or at all to finance future operating or development plans in excess of free cash flow.

Forward-looking information reflects the Registrant’s current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the Registrant’s business and the industry and markets in which the Registrant operates. Forward-looking information is not a guarantee of future performance and involves risks, uncertainties and assumptions, which are difficult to predict. Assumptions underlying the Registrant’s expectations regarding forward-looking statements or information contained in this Annual Report include, among others, the Registrant’s ability to comply with applicable governmental regulations and standards, the Registrant’s success in implementing its strategies and achieving its business objectives, the Registrant’s ability to raise sufficient funds from equity or other financings in the future to support its operations, and general business and economic conditions. The foregoing list of assumptions is not exhaustive.

Persons reading this Annual Report are cautioned that forward-looking information is only a prediction, and that the Registrant’s actual future results or performance are subject to certain known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking information, including:

•	failure of the Registrant to operate and grow its businesses effectively;
•	the availability of financial resources to fund the Registrant’s expenditures;
•	competition for, among other things, capital reserves, skilled personnel, and technological advancement;
•	the continuing popularity of the video game media industry as a whole;
•	protection of intellectual property;
•	the success of the Registrant’s existing media properties;
•	the Registrant’s success in establishing and growing new media properties;
•	risks associated with advancements in technology, including artificial intelligence, and the risks associated with technology infrastructure, cyber security and cyber attacks;
•	third party performance of obligations under contractual arrangements, and the extension, renewal, or adequate replacement of third party contractual arrangements;
•	the Registrant’s ability to develop and maintain its brand;
•	prevailing regulatory, tax, privacy and other applicable laws and regulations;
•	stock market volatility and market valuations;
•	uncertainty in global financial markets; and
•	the impact of adverse global economic conditions and public health crises such as those resulting from the ongoing coronavirus (known as COVID-19).

Some of the important risks and uncertainties that could affect forward-looking statements are described in this Annual Report. Should one or more of these risks and uncertainties materialize, or should underlying factors or assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Material factors or assumptions involved in developing forward-looking statements include, without limitation:

•	the expected success of the operations of the Registrant’s businesses;
•	the legislative and regulatory environments of the jurisdictions where the Registrant carries on business or has operations;
•	the impact of competition and the competitive response to the Registrant’s business strategy;
•	timing and amount of capital and other expenditures;
•	the future growth of the video game media industry;
•	conditions in financial markets and the economy generally; and
•	the Registrant’s ability to obtain additional financing on satisfactory terms or at all.

See also “Forward-Looking Information” in the Annual Information Form dated March 28, 2022, filed as Exhibit 99.1, as set forth in the Exhibit Index attached hereto.

This discussion, and the discussion of risk factors contained in the Annual Information Form dated March 28, 2022, filed as Exhibit 99.1, as set forth in the Exhibit Index attached hereto, are not exhaustive of the factors that may affect any of forward-looking statements or information concerning the Registrant. Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, the Registrant does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management of the Registrant to predict all such factors and to assess in advance the impact of each such factor on the business of the Registrant or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Our forward-looking statements are based on the reasonable beliefs, expectations and opinions of management on the date of this Annual Report. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws, including applicable United States federal securities laws. The forward-looking statements contained in this Annual Report (including the documents incorporated by reference herein are expressly qualified by this cautionary statement.

PRINCIPAL DOCUMENTS

The following documents, filed as Exhibits 99.1, 99.2 and 99.3 to this Annual Report on Form 40-F, are hereby incorporated by reference into this Annual Report on Form 40-F:

a)	Annual Information Form for the year ended December 31, 2021;

b)	Audited Consolidated Financial Statements for the years ended December 31, 2021 and 2020 together with the notes thereto, including the report of the independent registered public accounting firm thereon; and

c)	Management’s Discussion and Analysis dated March 28, 2022, for the year ended December 31, 2021.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has not entered into any “off-balance sheet arrangements”, as defined in General Instruction B.(11) to Form 40-F, that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

NASDAQ CORPORATE GOVERNANCE

The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and its common shares are listed on NASDAQ. NASDAQ Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of certain requirements in the NASDAQ Listing Rules. A foreign private issuer that follows home country practices in lieu of certain corporate governance provisions of the NASDAQ Listing Rules must disclose any significant ways in which its corporate governance practices differ from those followed by domestic companies, either on its website or in its annual filings with the Commission. A description of the significant ways in which the Registrant’s corporate governance practices differ from those followed by domestic companies pursuant to the applicable NASDAQ Listing Rules is disclosed on the Registrant’s website at www.enthusiastgaming.com/investors under “Investors/Filings/NASDAQ Statement of Corporate Governance Differences”.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management of the Company, under the supervision of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining disclosure controls and procedures (as defined by the SEC in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) for the Company to ensure that material information relating to the Company, including its consolidated subsidiaries, that is required to be made known to the Chief Executive Officer and Chief Financial Officer by others within the Company and disclosed by the Company in reports filed or submitted by it under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms; and (ii) accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. The Chief Executive Officer and the Chief Financial Officer, along with management, have evaluated and concluded that the Company’s disclosure controls and procedures as of December 31, 2021 were effective.

While the Company’s Chief Executive Officer and Chief Financial Officer believe the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes In Internal Control Over Financial Reporting

During the year ended December 31, 2021 there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2021 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE

The board of directors of the Company (the “Board”) has a separately designated standing audit committee (the “Audit Committee”) established in accordance with Section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3. The Company’s Audit Committee is comprised of three directors, all of whom, in the opinion of the Company’s Board, are independent (as determined under Rule 10A-3 of the Exchange Act and applicable Nasdaq rules) and are financially literate, Michael Beckerman, Ben Colabrese and John Albright.

Audit Committee Financial Expert

The Board has determined that Ben Colabrese of the Audit Committee qualifies as an “audit committee financial expert” within the meaning of Item 407 of Regulation S-K. The Board has further determined that all members of the Audit Committee are “independent” within the meaning of applicable Commission regulations and the listing standards of the Nasdaq Stock Market LLC.

The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert’ for any purpose, or impose any duties, obligations or liability on such person that are greater than those imposed on member of the audit committee and the board of directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

CODE OF ETHICS

We have adopted a Code of Ethics and Business Conduct, which qualifies as a “code of ethics” within the meaning of Form 40-F, that is applicable to each of our directors, officers and employees, including our chief executive officer, chief financial officer, corporate controller and persons performing similar functions. There were no amendments, or waivers granted in respect of, the Code of Ethics and Business Conduct during the fiscal year ended December 31, 2021. The Code of Ethics and Business Conduct was filed with the SEC as Exhibit 99.2 to its Form 6-K filed on June 7, 2021 (primary file number 001-40331) and can also be found on the Company’s website at https://www.enthusiastgaming.com/filings/ . Amendments to the Code of Ethics and Business Conduct and waivers, if any, for executive officers will be disclosed on the Company’s website. Except for the Code of Ethics and Business Conduct, no information contained on the Company’s website or any other site shall be incorporated by reference in this Annual Report on form 40-F or in the documents incorporated by reference herein or attached as Exhibits hereto.

PRINCIPAL ACCOUNTING FEES AND SERVICES

KPMG LLP (Vaughan, ON, Canada, Auditor Firm ID: 85) acted as the independent registered public accounting firm of the Company for the fiscal year ended December 31, 2021. See the section “External Auditors Service Fees (By Category)” in our Annual Information Form, attached as Exhibit 99.1 to this Annual Report, which section is incorporated by reference herein, for the total amount billed to the Company by KPMG LLP, for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees).

AUDIT COMMITTEE PRE-APPROVAL POLICES AND PROCEDURES

Under its charter, the Audit Committee is required to pre-approve all non-audit services to be performed by the Company’s external auditors in relation to us or any of our subsidiaries. The pre-approval process for non-audit services also involves consideration of the potential impact of such services on the independence of the external auditors and whether the service for which approval is sought is a prohibited service under applicable laws, regulations, rules or listing standards.

The Audit Committee may delegate the pre-approval of services provided by the external auditor to one or more members of the Audit Committee, which member(s) shall be independent to the extent required by any applicable law, regulation, rule or listing standard. Any such delegate shall report his or her approvals to the Audit Committee at the next scheduled meeting.

INTERACTIVE DATA FILE

The Registrant will submit by amendment Exhibits 101 and 104 to this Annual Report on Form 40-F its Interactive Data Files. The amendment will be filed within the 30-day grace period provided by Rule 405(a)(2)(ii) of Regulation S-T.

MINE SAFETY DISCLOSURE

Not applicable.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

The Registrant has previously filed with the SEC an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Registrant and its agent for service of process.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2022

ENTHUSIAST GAMING HOLDINGS INC.

By:	/s/ Alex Macdonald
Name: Alex Macdonald
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Annual Information Form for the year ended December 31, 2021

99.2	Audited Consolidated Financial Statements for the years ended December 31, 2021 and 2020 together with the notes thereto, including the report of the independent registered public accounting firm thereon.

99.3	Management’s Discussion and Analysis dated March 28, 2022, for the year ended December 31, 2021

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350

99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350

99.8	Consent of KPMG LLP

101*	XBRL Document

104*	Cover Page Interactive Data File

*To be filed by amendment within the 30-day grace period provided by Rule 405(a)(2)(ii) of Regulation S-T.