Form 40-F/A
period 2021-12-31
Enthusiast Gaming Holdings Inc. / Canada
filed 2022-04-11
CIK 1854233

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

☐       REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒       ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021 Commission File Number 001-40331

ENTHUSIAST GAMING HOLDINGS INC. / Canada

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

EXPLANATORY NOTE

Enthusiast Gaming Holdings Inc. (the “Registrant”), is filing this Amendment No. 1 (the “Amendment”) to Form 40-F (the “Form 40-F/A”) for the year ended December 31, 2021, to furnish Exhibits 101 and 104, which provide certain items from the Registrant's Form 40-F formatted in eXtensible Business Reporting Language (“XBRL”). In accordance with the policy of the Securities and Exchange Commission (the “Commission”) stated in Release No. 33-9002, the Registrant is filing this Form 40-F/A within the 30-day period available to first-time XBRL filers following the filing of the Registrant's Form 40-F, as filed with the Commission on March 28, 2022 (the “Original Filing”).

No other changes have been made to the Original Filing other than the furnishing of the exhibits described above, and no changes have been made to the financial statements previously filed as Exhibit 99.2 to the Registrant's Original Filing. This Form 40-F/A does not reflect subsequent events occurring after the original date of the Original Filing, or modify or update in any way disclosures made in the Original Filing.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2022

ENTHUSIAST GAMING HOLDINGS INC.

By:	/s/ Alex Macdonald
Name: Alex Macdonald
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1*	Annual Information Form for the year ended December 31, 2021
99.2*	Audited Consolidated Financial Statements for the years ended December 31, 2021 and 2020 together with the notes thereto, including the report of the independent registered public accounting firm thereon.
99.3*	Management’s Discussion and Analysis dated March 28, 2022, for the year ended December 31, 2021
99.4*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.5*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.6*	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350
99.7*	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350
99.8*	Consent of KPMG LLP

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension – Schema
101.CAL	Inline XBRL Taxonomy Extension – Calculations
101.DEF	Inline XBRL Taxonomy Extension – Definitions
101.LAB	Inline XBRL Taxonomy Extension – Labels
101.PRE	Inline XBRL Taxonomy Extension – Presentations
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Previously filed.

Exhibit 99.2

THE BUSINESS OF

GAMING

Luminosity.gg

YE 2021

EnthusiastGaming

Enthusiast Gaming Holdings Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

KPMG LLP ID : 85

Vaughan Metropolitan Centre
100 New Park Place

Suite 1400

Vaughan, ON Canada L4K 0J3
Telephone (905) 265-5900

Fax (905) 265-6390

www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Enthusiast Gaming Holdings, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Enthusiast Gaming Holdings, Inc. and subsidiaries (collectively “the Company”) as of December 31, 2021 and 2020, the related consolidated statements of loss and comprehensive loss, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.
KPMG Canada provides services to KPMG LLP.

well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 2020.

Toronto, Canada
March 28, 2022

2

Enthusiast Gaming Holdings Inc.

Consolidated Statements of Financial Position

As at December 31, 2021 and 2020

(Expressed in Canadian Dollars)

	Note	December 31, 2021	December 31, 2020
ASSETS
Current
Cash		$22,654,262	$4,323,823
Trade and other receivables	6	33,801,990	22,424,596
Investments	7	131,342	124,998
Loans receivable	24	176,931	194,389
Income tax receivable	23	356,366	290,077
Prepaid expenses		2,145,184	576,802
Total current assets		59,266,075	27,934,685
Non-current
Property and equipment	9	247,988	354,850
Right-of-use assets	12	2,885,662	2,848,400
Long-term investment	7	-	2,606,100
Investment in associates and joint ventures	8	885,269	1,026,910
Long-term portion of prepaid expenses		261,922	263,196
Intangible assets	10	129,138,595	81,106,007
Goodwill	11	195,097,659	106,181,086
Total Assets		$387,783,170	$222,321,234

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	13	$34,391,221	$23,602,547
Contract liabilities		3,890,569	1,625,594
Income tax payable	23	114,094	-
Current portion of long-term debt	14	2,000,000	1,250,000
Current portion of deferred payment liability	17	27,244,146	636,600
Current portion of convertible debentures	16	-	7,546,453
Current portion of lease contract liabilities	12	796,835	578,330
Current portion of other long-term debt	15	11,121	-
Total current liabilities		68,447,986	35,239,524
Non-current
Long-term debt	14	7,681,867	21,651,956
Long-term portion of deferred payment liability	17	20,794,275	529,124
Long-term portion of lease contract liabilities	12	2,213,512	2,308,336
Vendor-take-back loan	18	-	5,559,250
Other long-term debt	15	136,324	-
Deferred tax liability	23	25,740,885	15,161,987
Total liabilities		$125,014,849	$80,450,177

Shareholders’ Equity
Share capital	19	387,087,948	232,616,997
Contributed surplus	21, 22	25,485,361	7,494,164
Accumulated other comprehensive income (loss)		527,166	45,428
Deficit		(150,332,154)	(98,285,532)
Total shareholders’ equity		262,768,321	141,871,057
Total liabilities and shareholders’ equity		$387,783,170	$222,321,234

Commitments (Note 27)

Subsequent events (Note 29)

Approved by the Board of Directors of the Company:

Signed: “Adrian Montgomery”	Signed: “Ben Colabrese”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

Enthusiast Gaming Holdings Inc.

Consolidated Statements of Loss and Comprehensive Loss

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

	Note	December 31, 2021	December 31, 2020
Revenue
Revenue		$167,364,286	$72,758,717
Gain on player buyout	10	-	204,764
Total Revenue	28	167,364,286	72,963,481
Cost of Sales		129,589,540	54,294,967
Gross Margin		37,774,746	18,668,514
Operating Expenses
Professional fees		3,073,330	2,273,088
Consulting fees	24	4,591,688	5,805,134
Advertising and promotion	24	3,047,149	1,409,084
Office and general		6,972,055	2,878,813
Salaries and wages	24	25,140,326	9,131,447
Technology support, web development and content		10,640,184	4,734,548
Esports player, team and game expenses		5,497,165	3,446,652
Foreign exchange gain		(2,079,774)	(13,832)
Share-based compensation	21, 22	18,918,489	818,383
Amortization and depreciation	9, 10, 12	9,518,471	5,036,787
Total operating expenses		85,319,083	35,520,104

Other expenses (income)
Transaction costs	5	1,490,463	1,882,081
Share of loss from investment in associates and joint ventures	8	266,641	2,057,135
Interest and accretion	12, 14, 15, 16, 17, 18	2,844,956	5,236,482
Change in fair value of investment	7	444,764	(183,951)
Loss on modification of long-term debt	14	-	1,140,320
Gain on repayment of long-term debt	14	(39,502)	-
Gain on settlement of long-term debt	14	(11,991)	-
Loss on settlement of vendor-take-back loan	18	316,241	-
Loss on revaluation of deferred payment liability	17	181,707	-
Loss on conversion of convertible debentures	16	-	49,002
Interest income		(51,529)	(102,158)
Net loss before income taxes		(52,986,087)	(26,930,501)

Income taxes
Current tax expense	23	194,222	5,617
Deferred tax recovery	23	(1,133,687)	(83,786)
Net loss for the year		(52,046,622)	(26,852,332)

Other comprehensive income (loss)
Items that may be reclassified to profit or loss
Foreign currency translation adjustment		481,738	(44,650)
Net loss and comprehensive loss for the year		$(51,564,884)	$(26,896,982)
Net loss per share, basic and diluted		$(0.43)	$(0.32)
Weighted average number of common shares outstanding, basic and diluted		121,002,659	83,401,398

The accompanying notes are an integral part of these consolidated financial statements.

Enthusiast Gaming Holdings Inc.

Consolidated Statements of Shareholders’ Equity

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

	Note	Number of Shares	Share capital	Contributed surplus	Warrant reserve	Shares to be returned to treasury	Accumulated other comprehensive income	Deficit	Total shareholders’ equity
Balance, December 31, 2019		72,091,673	$176,511,857	$9,439,324	$15,404,728	$(3,858,756)	$90,078	$(78,930,532)	$118,656,699
Issuance of shares for the offering, net of transaction cost	19	11,500,000	15,609,256	-	-	-	-	-	15,609,256
Issuance of shares to effect the Omnia acquisition	5, 19	18,250,000	30,112,500	-	-	-	-	-	30,112,500
Shares returned to treasury	19	(1,071,876)	(3,858,756)	-	-	3,858,756	-	-	-
Shares issued upon exercise of warrants	19	3,109,589	10,635,411	-	(7,907,396)	-	-	-	2,728,015
Shares issued upon exercise of options	19	823,937	2,992,079	(2,763,543)	-	-	-	-	228,536
Shares issued upon conversion of convertible debentures	16, 19	136,649	414,488	-	-	-	-	-	414,488
Shares issued for services	19	91,009	200,162	-	-	-	-	-	200,162
Share-based compensation	21	-	-	818,383	-	-	-	-	818,383
Expiry of warrants	20	-	-	-	(7,497,332)	-	-	7,497,332	-
Other comprehensive loss for the year		-	-	-	-	-	(44,650)	-	(44,650)
Net loss for the year		-	-	-	-		-	(26,852,332)	(26,852,332)
Balance, December 31, 2020		104,930,981	$232,616,997	$7,494,164	$-	$-	$45,428	$(98,285,532)	$141,871,057
Issuance of shares for offerings, net of transaction cost	19	15,983,000	95,146,338	-	-	-	-	-	95,146,338
Issuance of shares to effect the Vedatis acquisition	5, 19	226,563	2,374,380	-	-	-	-	-	2,374,380
Issuance of shares to effect the Tabwire acquisition	5, 19	790,094	5,238,323	-	-	-	-	-	5,238,323
Issuance of shares to effect the GameKnot acquisition	5, 19	165,425	921,417	-	-	-	-	-	921,417
Issuance of shares to effect the Addicting Games acquisition	5, 19	2,661,164	14,636,402	-	-	-	-	-	14,636,402
Issuance of shares to effect the Outplayed acquisition	5, 19	5,164,223	26,182,611	-	-	-	-	-	26,182,611
Shares issued upon exercise of options	19	363,176	1,711,723	(927,292)	-	-	-	-	784,431
Shares issued upon conversion of convertible debentures	16, 19	2,835,289	7,626,957	-	-	-	-	-	7,626,957
Shares issued for settlement of deferred payment liability	17, 19	429,354	632,800	-	-	-	-	-	632,800
Share-based compensation	21, 22	-	-	18,918,489	-	-	-	-	18,918,489
Other comprehensive income for the year		-	-	-	-	-	481,738	-	481,738
Net loss for the year		-	-	-	-	-	-	(52,046,622)	(52,046,622)
Balance, December 31, 2021		133,549,269	$387,087,948	$25,485,361	$-	$-	$527,166	$(150,332,154)	$262,768,321

The accompanying notes are an integral part of these consolidated financial statements.

Enthusiast Gaming Holdings Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

	Note	December 31, 2021	December 31, 2020
Cash flows from operating activities
Net loss for the year		$(52,046,622)	$(26,852,332)
Items not affecting cash:
Amortization and depreciation	9, 10, 12	9,518,471	5,036,787
Share-based compensation	21, 22	18,918,489	818,383
Interest and accretion	12, 14, 15, 16, 17, 18	1,294,774	1,868,063
Deferred tax recovery	23	(1,133,687)	(83,786)
Gain on player buyout	10	-	(204,764)
Foreign exchange (gain) loss		(172,776)	16,409
Gain on repayment of long-term debt	14	(39,502)	-
Gain on settlement of long-term debt	14	(11,991)	-
Loss on settlement of vendor-take-back loan	18	316,241	-
Loss on revaluation of deferred payment liability	17	181,707	-
Loss on conversion of convertible debentures		-	49,002
Capitalized interest and success fee		-	1,494,910
Shares issued for services		173,567	441,613
Loss on modification of long-term debt	14	-	1,140,320
Provisions		-	47,716
Change in fair value of investment	7	444,764	(183,951)
Share of loss from investment in associates and joint ventures	8	266,641	2,057,135
Changes in working capital:
Changes in trade and other receivables		(8,322,247)	(7,114,118)
Changes in prepaid expenses		(1,599,739)	(1,777)
Changes in loans receivable		37,500	-
Changes in accounts payable and accrued liabilities		7,687,368	6,896,882
Changes in contract liabilities		1,284,406	(22,000)
Changes in income tax receivable and payable		(174,052)	(292,492)
Income tax paid		(301,975)	-
Net cash used in operating activities		(23,678,663)	(14,888,000)

Cash flows from investing activities
Cash paid for mergers and acquisitions	5	(36,222,278)	(10,500,000)
Cash acquired from mergers and acquisitions	5	2,406,356	281,125
Proceeds from disposal of investment	7	-	680,000
Deferred payment liability	17	-	(659,832)
Proceeds from disposal of intangible assets	10	-	204,764
Investment in associate and joint ventures	8	(125,000)	(2,169,750)
Acquisition of property and equipment	9	(3,398)	(7,259)
Net cash used in investing activities		(33,944,320)	(12,170,952)

Cash flows from financing activities
Proceeds from the issuance of shares for offerings, net of transaction costs	19	95,146,338	15,609,256
Proceeds from long-term debt, net of transaction costs	14	10,823,240	26,000
Repayment of long-term debt	14	(23,773,470)	-
Proceeds from exercise of warrants	19	-	2,728,015
Proceeds from exercise of options	19	784,431	228,536
Repayment of vendor-take-back loan	18	(6,158,329)	-
Repayment of other long-term debt	15	(5,561)	-
Lease payments	12	(802,013)	(404,958)
Net cash provided by financing activities		76,014,636	18,186,849

Foreign exchange effect on cash		(61,214)	(15,796)
Net change in cash		18,330,439	(8,887,899)
Cash, beginning of year		4,323,823	13,211,722
Cash, end of year		$22,654,262	$4,323,823

The accompanying notes are an integral part of these consolidated financial statements.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

1.	Nature of operations

Enthusiast Gaming Holdings Inc. (the “Company” or “Enthusiast”) was incorporated under the Business Corporation Act (British Columbia) on June 27, 2018. The Company is publicly traded on the Toronto Stock Exchange (“TSX”) and Nasdaq Global Select Market (“Nasdaq”) under the symbol “EGLX”. On January 27, 2020, the common shares of the Company commenced trading on the TSX following a graduation from the TSX Venture Exchange. On April 21, 2021 the common shares of the Company commenced trading on the Nasdaq. The Company maintains its registered office at 510 West Georgia Street, Suite 1800, Vancouver, British Columbia and its executive office at 90 Eglinton Avenue East, Suite 805, Toronto, Ontario, M4P 2Y3.

The Company’s principal business activities are comprised of media and content, entertainment and esports. The Company’s digital media platform includes 100+ gaming related websites, approximately 1,000 YouTube channels and a library of over 1,500 casual games. The Company’s esports division, Luminosity Gaming Inc., is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. The Company’s entertainment business owns and operates Canada’s largest gaming expo, Enthusiast Gaming Live Expo, EGLX, and the largest mobile gaming event in Europe, Pocket Gamer Connects.

On August 30, 2020, the Company acquired all of the issued and outstanding shares of Omnia Media Inc. (“Omnia”) from Blue Ant Media Solutions Inc. (“Blue Ant”) pursuant to a share purchase agreement dated August 6, 2020 (the “Omnia SPA”). The Omnia SPA is accounted for in accordance with IFRS 3, Business Combinations, as the operations of Omnia constitute a business.

On May 1, 2021, the Company acquired all of the issued and outstanding shares of Vedatis SAS (“Vedatis”) pursuant to a share purchase agreement dated May 1, 2021 (the “Vedatis SPA”). The Vedatis SPA is accounted for in accordance with IFRS 3, as the operations of Vedatis constitute a business.

On June 21, 2021, the Company, through its wholly-owned subsidiary, Enthusiast Gaming Media (US) Inc. (“Media US”), acquired all of the issued and outstanding membership interest of Tabwire LLC (“Tabwire”) pursuant to an equity purchase agreement dated April 22, 2021 (the “Tabwire EPA”). The Tabwire EPA is accounted for in accordance with IFRS 3, as the operations of Tabwire constitute a business.

On August 30, 2021, the Company, through its wholly-owned subsidiary, Media US, acquired all of the issued and outstanding membership interest of GameKnot LLC (“GameKnot”) pursuant to an equity purchase agreement dated August 30, 2021 (the “GameKnot EPA”). The GameKnot EPA is accounted for in accordance with IFRS 3, as the operations of GameKnot constitute a business.

On September 3, 2021, the Company, through its wholly-owned subsidiary, Media US, acquired all of the issued and outstanding shares of Addicting Games, Inc. and TeachMe, Inc. (“TeachMe”, which together with Addicting Games, Inc., is herein referred to as “Addicting Games”) pursuant to a share purchase agreement dated September 3, 2021 (the “Addicting Games SPA”). The Addicting Games SPA is accounted for in accordance with IFRS 3, as the operations of Addicting Games constitute a business.

On November 22, 2021, the Company, through its wholly-owned subsidiary, Media US, acquired all of the issued and outstanding shares of Outplayed, Inc. (“Outplayed”) pursuant to a merger agreement dated November 22, 2021 (the “Outplayed MA”). Pursuant to the Outplayed MA between Enthusiast Acquisition Corp. (“Acquisition Corp”), a subsidiary of Media US incorporated to facilitate this transaction, and Outplayed, Outplayed merged with and into Acquisition Corp and Acquisition Corp changed its name to Outplayed, Inc. The Outplayed MA is accounted for in accordance with IFRS 3, as the operations of Outplayed constitute a business.

The Omnia SPA, Vedatis SPA, Tabwire EPA, GameKnot EPA, Addicting Games SPA and Outplayed MA are collectively called the “Mergers and Acquisitions” in these consolidated financial statements. For information relating to the accounting of the Mergers and Acquisition see Note 5.

Approval of Financial Statements

These consolidated financial statements were authorized for issuance by the Board of Directors of the Company on March 28, 2022.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

2.	Statement of compliance and basis of preparation

(i)	Statement of compliance

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) using the accounting policies described herein as issued by International Accounting Standards Board (“IASB”) and interpretations by the IFRS Interpretations Committee.

(ii)	Basis of presentation

The consolidated financial statements are prepared under the historical cost convention except for the revaluation of certain financial assets and liabilities to fair value. All financial information is presented in Canadian dollars, except as otherwise noted.

(iii)	Basis of consolidation

Subsidiaries are entities controlled by the Company where control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. All intercompany balances, transactions, income and expenses have been eliminated on consolidation.

These consolidated financial statements include the accounts of Enthusiast Gaming Holdings Inc. and its wholly-owned subsidiaries. The accounts of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The table below lists the Company’s wholly-owned subsidiaries:

Name of Subsidiary	Jurisdiction	Functional Currency	Accounting Method

Aquilini GameCo Inc.	Canada	Canadian dollars	Consolidation
GameCo eSports USA Inc.	USA	U.S. dollars	Consolidation
Luminosity Gaming Inc.	Canada	Canadian dollars	Consolidation
Luminosity Gaming (USA) LLC	USA	U.S. dollars	Consolidation
Enthusiast Gaming Properties Inc.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming Inc.	Canada	U.S. dollars	Consolidation
Enthusiast Gaming Live Inc.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming Media Inc.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming Media (US) Inc.	USA	U.S. dollars	Consolidation
Tabwire LLC	USA	U.S. dollars	Consolidation
GameKnot LLC	USA	U.S. dollars	Consolidation
Addicting Games, Inc.	USA	U.S. dollars	Consolidation
TeachMe, Inc.	USA	U.S. dollars	Consolidation
Outplayed, Inc.	USA	U.S. dollars	Consolidation
Enthusiast Gaming Media Holdings Inc.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming Media II Holdings Inc.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming Media III Holdings Inc.	Canada	U.S. dollars	Consolidation
Enthusiast Gaming (TSR) Inc.	Canada	U.S. dollars	Consolidation
Hexagon Games Corp.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming (PG) Inc.	Canada	Canadian dollars	Consolidation
Steel Media Limited	England and Wales	UK Pound Sterling	Consolidation
Omnia Media Inc.	USA	U.S. dollars	Consolidation
Vedatis SAS	France	Euro	Consolidation

Refer to Note 8 for the Company’s investment in associates and joint ventures.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements.

(i)	Foreign currency

The consolidated financial statements are presented in Canadian dollars. The functional currency of Enthusiast Gaming Holdings Inc., Aquilini GameCo Inc., Luminosity Gaming Inc., Enthusiast Gaming Properties Inc., Enthusiast Gaming Gaming Live Inc., Enthusiast Gaming Media Inc., Enthusiast Gaming Media Holdings Inc., Enthusiast Gaming Media II Holdings Inc., Hexagon Games Corp., Enthusiast Gaming (PG) Inc., AIG eSports Canada Holdings Ltd. and AFK Media Partnership is Canadian dollars. The functional currency of Enthusiast Gaming Inc., Omnia Media Inc., Enthusiast Gaming Media (US) Inc., Enthusiast Gaming (TSR) Inc., Enthusiast Gaming Media III Holdings Inc., Luminosity Gaming (USA) LLC, GameCo eSports USA Inc., Tabwire LLC, GameKnot LLC, Addicting Games, Inc., TeachMe, Inc., Outplayed, Inc. and AIG eSports USA Intermediate Holdings, LLC is United States dollars. The functional currency of Steel Media Limited is the UK pound sterling. The functional currency of Vedatis SAS is Euro.

Assets and liabilities of subsidiaries having a functional currency other than the Canadian dollar are translated at the rate of exchange at the reporting period date. Revenues and expenses are translated at average rates for the period, unless exchange rates fluctuated significantly during the period, in which case the exchange rates at the dates of the transaction are used. The resulting foreign currency translation adjustments are recognized in the accumulated other comprehensive loss included in the consolidated statements of changes in shareholders’ equity. Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the date of the transactions. At the end of each reporting period, foreign currency denominated monetary assets and liabilities are translated to the functional currency using the prevailing rate of exchange at the reporting period date. Gains and losses on translation of monetary items are recognized in the consolidated statements of loss and comprehensive loss.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income (“OCI”) in the translation reserve.

(ii)	Revenue

Media and content revenue

The Company generates media and content revenues primarily by delivering performance and brand advertising. Performance advertising creates and delivers relevant advertisements that users will click, leading to direct engagement with advertisers. Brand advertising enhances users’ awareness of and affinity with advertisers’ products and services, through videos, text, images, and other advertisements that run across various devices. Revenue from digital advertising is recognized when the user clicks on the advertisement or when the user views the advertisement for a specified period of time or based on cost-per-impression, which is based on the number of times an advertisement is displayed.

Brand advertising revenue is also earned from talent management and representation. Within brand advertising revenue, the Company generates revenue through programs and promotions directly with advertisers on behalf of the talent it represents, by arranging for product placement, presentation, or additional advertisement of brands embedded directly within or around the video content that is produced by the represented talent. This brand advertising revenue is recognized over time, using an output method, upon fulfillment of contractual campaigns based on the number of advertising units utilized.

Subscription revenue

The Company generates recurring subscription revenue from subscriptions to websites and casual games. Revenue is recognized ratably over the contractual subscription term as control of the goods or services is transferred to the customer, beginning on the date that the subscription is made available to the customer.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

(ii)	Revenue (continued)

Entertainment revenue

The Company generates revenue through ticket sales and sponsorships during its exhibition events. The exhibition events are short in duration ranging from three to four days. The Company records revenue from ticket sales and sponsorships once the event is held and the performance obligation is met.

Esports revenue

The Company earns prize revenue from its winnings from various esports tournaments and competitions that the Luminosity Gaming teams enter into. Revenue is recognized once the competition ends.

The Company earns league fees from the Luminosity Gaming teams being participants in certain various esports leagues. These fees are recognized over the term of the participation in the league.

The Company earns buyout revenue from fees charged to competing esports teams for the buyout of contracted players that compete for the various Luminosity Gaming teams. The revenue is recognized when the transfer of the contracts is completed.

The Company earns revenue on physical and digital merchandise that it sells through its website and video games. Revenue is recognized when the products are shipped or digital products have been redeemed.

The Company earns revenue by providing a series of esports management services, see Note 24. Revenue is recognized as the services are provided.

Gross versus net revenue

Third party arrangements are evaluated to determine whether the Company acts as the principal or agent under the specific terms of each arrangement. To the extent that the Company acts as the principal in an arrangement, revenues are reported on a gross basis; revenue and expenses are recognized in their respective financial statement line items. Conversely, if the Company acts as the agent, revenues are reported on a net basis; revenues are presented net of any expenses.

Determination of principal or agent classification is based on an evaluation of whether the nature of the Company’s promise is a performance obligation to provide specific goods or services to the customer (principal), or simply arrange for those goods and services to be provided to the customer by a third party (agent). The most significant factors to consider include whether the Company controls the good or service immediately before it is transferred to the customer, is primarily responsible for fulfilling the promise to provide the specified good or service, has inventory risk before transferring the specified good or service, and has discretion in establishing prices for the specified good or service.

(iii)	Contract liabilities

Contract liabilities represents the portion of goods or services to be transferred to the customer for the contractual subscription term remaining as at the year-end date and amounts received in advance of live entertainment events to be held.

(iv)	Investment in associates and joint ventures

An associate is an entity over which the Company has significant influence and is neither a subsidiary nor a joint arrangement. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies. A joint venture is a type of joint arrangement whereby the parties that have joint control of the contractual arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. The Company accounts for its investments in associates and joint ventures using the equity method.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

(iv)	Investment in associates and joint ventures (continued)

Under the equity method, the Company’s investments in associates and joint ventures are initially recognized at cost, including transaction costs, and subsequently increased or decreased to recognize the Company’s share of net earnings or losses of the associates and joint ventures after any adjustments necessary to give effect to uniform accounting policies and for impairment losses after the initial recognition date. The Company’s share of earnings or losses of the associates and joint ventures are recognized in net loss during the period. Unrealized gains and losses on transactions between the Company and its associates and joint ventures are eliminated to the extent of the Company’s interest in the associates and joint ventures.

The Company assesses if there are any indicators of impairment of the carrying amount of the investments in associates and joint ventures at each reporting period. An impairment test is performed when there is objective evidence of impairment, such as significant adverse changes in the external environment in which the associates and joint ventures operates or a significant or prolonged decline in the fair value of the investment in associates and joint ventures below its carrying amount. An impairment loss is recorded when the recoverable amount becomes lower than the carrying amount.

(v)	Share-based payments

The Company has a stock option plan for directors, officers, employees and consultants. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. For employees and those performing employee like services, the fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. For non-employees, the fair value of each tranche is measured based on the fair value of the goods or services received, unless that fair value cannot be estimated reliably, in which case, the Company measures their value based on the fair value of the equity instruments granted. Compensation expense is recognized over the tranche’s vesting period based on the number of awards expected to vest with the offset credited to contributed surplus. The number of awards expected to vest is reviewed quarterly with any impact being recognized immediately.

If and when stock options are exercised, consideration received is credited to share capital and the fair value attributed to these options is transferred from contributed surplus to share capital.

(vi)	Income taxes and deferred taxes

The income tax provision comprises current and deferred tax. Income tax is recognized in the consolidated statements of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period and are expected to apply when the asset is realized or liability is settled. Deferred tax assets are recognized for deductible temporary differences, unused tax losses and other income tax deductions to the extent that it is probable the Company will have taxable income against which those deductible temporary differences, unused tax losses and other income tax deductions can be utilized. The extent to which deductible temporary differences, unused tax losses and other income tax deductions are expected to be realized is reassessed at the end of each reporting period.

In a business combination, temporary differences arise as a result of differences in the fair values of identifiable assets and liabilities acquired and their respective tax basis. Deferred tax assets and liabilities are recognized for the tax effects of these differences. Deferred tax assets and liabilities are not recognized for temporary differences arising from goodwill or from the initial recognition of assets and liabilities acquired in a transaction other than a business combination which do not affect either accounting or taxable income or loss.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

(vii)	Property and equipment

Property and equipment is stated at cost less accumulated depreciation and impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charged to the consolidated statements of loss and comprehensive loss during the period in which they are incurred.

Depreciation is calculated at 20% of the declining balance for furniture and fixtures, 30% of the declining balance for computer equipment, 20% of the declining balance for production equipment and over the term of the lease for leasehold improvements. Residual values, method of depreciation and useful lives of the assets are reviewed annually and adjusted, if required.

Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of other gains and losses in the consolidated statements of loss and comprehensive loss.

(viii)	Intangible assets

Intangible assets with finite lives that are acquired separately are measured on initial recognition at cost, which comprises its purchase price plus any directly attributable costs of preparing the asset for its intended use. Following initial recognition, such intangible assets are carried at cost less any accumulated amortization on a straight-line basis over the following periods:

Game application and technology development	0.5 - 1.5 years
Website content	2 years
Sponsorship relationships	2 years
Application and technology development	0.25 - 2 years
Digital content	2 years
Talent contracts	3 years
Subscriber relationships	2 - 10 years
Multi-channel network license	10 years
Player contracts	Over the term of the contract including renewal options
Domain name	Indefinite life
Brand name	Indefinite life
Talent management brand	Indefinite life
Owned and operated content brand	Indefinite life

Amortization expense is included in the consolidated statements of loss and comprehensive loss.

The estimated useful life and amortization method are reviewed annually, with the effect of any change in estimate being accounted for on a prospective basis. These assets are subject to impairment testing as described below in Note 3(x).

(ix)	Goodwill

Goodwill represents the excess of the acquisition cost in a business combination over the fair value of the Company’s share of the identifiable net assets acquired. Goodwill is carried at cost less accumulated impairment losses.

(x)	Impairment testing of goodwill, other intangible assets and property and equipment

For purposes of assessing impairment under IFRS, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating unit). The Company has seven cash-generating units (CGUs) and goodwill is tested for impairment on an annual basis at the end of the fourth quarter. Intangible assets that have indefinite useful lives are also tested for impairment at each reporting period. The Company assesses if there are any indicators of impairment of the carrying amount of goodwill and indefinite-life intangible assets at each reporting period. All other long-lived assets and finite life intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

(x)	Impairment testing of goodwill, other intangible assets and property and equipment (continued)

An impairment loss is recognized for the amount by which the asset’s or CGU’s carrying amount exceeds its recoverable amount, which is the higher of fair value less costs to sell or value-in-use. Fair value less cost to sell is estimated as the arm’s length sale price between knowledgeable willing parties less costs of disposal. To determine the value-in-use, management estimates expected future cash flows from the CGU and determines a suitable pre-tax discount rate in order to calculate the present value of those cash flows. The data used for impairment testing procedures are directly linked to the Company’s latest approved budget, adjusted as necessary to exclude the effects of future reorganizations and asset enhancements.

Discount factors have been determined for the CGU and reflect its risk profile as assessed by management.

Impairment losses for the CGU reduce first the carrying amount of any goodwill allocated to that CGU, with any remaining impairment loss charged pro rata to the other assets in the CGU. In allocating an impairment loss, the Company does not reduce the carrying amount of an asset below the highest of its fair value less costs of disposal or its value-in-use and zero.

With the exception of goodwill, all assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the assets’ recoverable amount exceeds its carrying amount only to the extent that the new carrying amount does not exceed the carrying value of the asset had it not originally been impaired.

(xi)	Financial instruments

Financial assets

Recognition and initial measurement

The Company recognizes financial assets when it becomes party to the contractual provisions of the instrument. Financial assets are measured initially at their fair value plus, in the case of financial assets not subsequently measured at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Transaction costs attributable to the acquisition of financial assets subsequently measured at fair value through profit or loss are expensed in profit or loss when incurred.

Classification and subsequent measurement

On initial recognition, financial assets are classified as subsequently measured at amortized cost, fair value through other comprehensive income or fair value through profit or loss. The Company determines the classification of its financial assets, together with any embedded derivatives, based on the business model for managing the financial assets and their contractual cash flow characteristics.

Financial assets are classified as follows:

●	Amortized cost - Assets that are held for collection of contractual cash flows where those cash flows are solely payments of principal and interest are measured at amortized cost. Interest revenue is calculated using the effective interest method and gains or losses arising from impairment, foreign exchange and derecognition are recognized in profit or loss. Financial assets measured at amortized cost are comprised of cash, trade and other receivables and loans receivable.

●	Fair value through other comprehensive income - Assets that are held for collection of contractual cash flows and for selling the financial assets, and for which the contractual cash flows are solely payments of principal and interest, are measured at fair value through other comprehensive income. Interest income is calculated using the effective interest method and gains or losses arising from impairment and foreign exchange are recognized in profit or loss. All other changes in the carrying amount of the financial assets are recognized in other comprehensive income. Upon derecognition, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss. The Company does not hold any financial assets measured at fair value through other comprehensive income.

●	Mandatorily at fair value through profit or loss - Assets that do not meet the criteria to be measured at amortized cost, or fair value through other comprehensive income, are measured at fair value through profit or loss. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss. The Company does not hold any financial assets mandatorily measured at fair value through profit or loss.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

(xi)	Financial instruments (continued)

Classification and subsequent measurement (continued)

●	Designated at fair value through profit or loss – On initial recognition, the Company may irrevocably designate a financial asset to be measured at fair value through profit or loss in order to eliminate or significantly reduce an accounting mismatch that would otherwise arise from measuring assets or liabilities, or recognizing the gains and losses on them, on different basis. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss. Financial assets designated at fair value through profit or loss are comprised of investments.

The Company measures all equity investments at fair value. Changes in fair value are recorded in profit or loss.

Business model assessment

The Company assesses the objective of its business model for holding a financial asset at a level of aggregation which best reflects the way the business is managed and information is provided to management. Information considered in this assessment includes stated policies and objectives.

Contractual cash flow assessment

The cash flows of financial assets are assessed as to whether they are solely payments of principal and interest on the basis of their contractual terms. For this purpose, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money, the credit risk associated with the principal amount outstanding, and other basic lending risks and costs. In performing this assessment, the Company considers factors that would alter the timing and amount of cash flows such as prepayment and extension features, terms that might limit the Company’s claim to cash flows, and any features that modify consideration for the time value of money.

Impairment

The Company recognizes a loss allowance for the expected credit losses associated with its financial assets, other than financial assets measured at fair value through profit or loss. Expected credit losses are measured to reflect a probability-weighted amount, the time value of money, and reasonable and supportable information regarding past events, current conditions and forecasts of future economic conditions. The Company applies the simplified approach for trade receivables. Using the simplified approach, the Company records a loss allowance equal to the expected credit losses resulting from all possible default events over the assets’ contractual lifetime.

The Company assesses whether a financial asset is credit-impaired at the reporting date. Regular indicators that a financial instrument is credit-impaired include significant financial difficulties as evidenced through borrowing patterns or observed balances in other accounts and breaches of borrowing contracts such as default events or breaches of borrowing covenants. For financial assets assessed as credit-impaired at the reporting date, the Company continues to recognize a loss allowance equal to lifetime expected credit losses.

For financial assets measured at amortized cost, loss allowances for expected credit losses are presented in the consolidated statements of financial position as a deduction from the gross carrying amount of the financial asset.

Financial assets are written off when the Company has no reasonable expectations of recovering all or any portion thereof.

Derecognition of financial assets

The Company derecognizes a financial asset when its contractual rights to the cash flows from the financial asset expire.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

(xi)	Financial instruments (continued)

Financial liabilities

Recognition and initial measurement

The Company recognizes a financial liability when it becomes party to the contractual provisions of the instrument. At initial recognition, the Company measures financial liabilities at their fair value plus transaction costs that are directly attributable to their issuance, with the exception of financial liabilities subsequently measured at fair value through profit or loss for which transaction costs are immediately recorded in profit or loss.

Where an instrument contains both a liability and equity component, these components are recognized separately based on the substance of the instrument, with the liability component measured initially at fair value and the equity component assigned the residual amount.

Classification and subsequent measurement

Subsequent to initial recognition, all financial liabilities are measured at amortized cost using the effective interest rate method. Interest, gains and losses relating to a financial liability are recognized in profit or loss.

Derecognition of financial liabilities

The Company derecognizes a financial liability only when its contractual obligations are discharged, cancelled or expire.

(xii)	Provisions

Provisions represent liabilities of the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Where material, provisions are measured at the present value of the expected expenditures to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

(xiii)	Cash

Cash comprises of cash held with financial institutions and cash held in trust.

(xiv)	Warrants

All warrants issued under a unit financing arrangement are valued on the date of grant using the Black-Scholes pricing model, net of related issuance costs.

If and when warrants are exercised, consideration received is credited to share capital and the fair value attributed to these warrants is transferred from warrant reserve to share capital. Expired warrants are removed from warrant reserve and credited directly to retained earnings or deficit.

(xv)	Loss per share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similarly to basic loss per share except that the weighted average number of shares outstanding is increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The average number of shares is calculated by assuming that outstanding conversions were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period. For the years ended December 31, 2021 and 2021, potentially dilutive common shares issuable upon the exercise of the conversion option related to convertible debentures, warrants and options were not included in the computation of loss per share because their effect was anti-dilutive.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

(xvi)	Business combinations

On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value of the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed twelve months from the acquisition date with retroactive restatement of the impact of adjustment to those provisional fair values effective as at the acquisition date. Incremental costs related to acquisitions are expensed as incurred. When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the measurement period (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date. The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9, Financial Instruments, or IAS 37, Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss.

(xvii)	Restricted Share Units

The Company has a Share Unit Plan for directors, officers, employees and consultants. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Fair value of equity-settled restricted share units is measured at the grant date based on the market value of the Company’s common shares on that date. Compensation expense is recognized over the tranche’s vesting period based on the number of awards expected to vest with the offset credited to contributed surplus. The number of awards expected to vest is reviewed quarterly with any impact being recognized immediately.

When common shares are issued for restricted share units, the fair value attributed to these restricted share units is transferred from contributed surplus to share capital.

(xviii)	Leases

The Company assesses, at the inception of contract, whether it contains a lease. A contract is classified as a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any indirect costs incurred.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined using the same criteria as those for property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses and adjusted for certain remeasurements of the lease liability, if any.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be determined, the Company’s incremental borrowing rate. The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payment arising from a change in an index or rate, or changes in assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

(xviii)	Leases (continued)

Short-term leases and leases of low-value assets

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a term of 12 months or less and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

4.	Significant accounting judgments, estimates and uncertainties

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes to the consolidated financial statements. These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Actual results could differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to the accounting estimates are recognized in the period in which the estimates are revised. Significant areas requiring the Company to make estimates include goodwill impairment testing and recoverability of assets, identification and valuation of intangible assets acquired in business combinations, estimated useful lives of long-lived assets, income taxes, the fair value of share-based payments, provisions for expected credit losses, fair value measurement of an investment not quoted in an active market and recognition of revenue on a gross versus net basis. These estimates and judgments are further discussed below.

(a)	Goodwill impairment testing and recoverability of assets

In evaluating impairment, the Company determines the recoverable amount based on an assessment of value-in-use using a discounted cash flow approach. In determining the estimated recoverable amount, the Company’s significant assumptions include expected future cash flows, terminal growth rates and discount rates. The approach uses cash flow projections based upon a financial forecast approved by management, covering a five-year period. Cash flows for the years thereafter are extrapolated using the estimated terminal growth rate. The risk premiums expected by market participants related to uncertainties about the industry and assumptions relating to future cash flows may differ or change quickly, depending on economic conditions and other events.

(b)	Identification and valuation of intangible assets acquired in business combinations

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of intangible assets. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, management with assistance from an independent valuation expert develops the fair value using appropriate valuation techniques which are based on a forecast of the total expected future net cash flows. In determining the fair value of the intangible assets at the acquisition date, the Company’s significant assumptions include the future net cash flows, royalty rates, attrition rates and in the discount rate applied.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. However, the measurement period will last for one year from the acquisition date.

(c)	Estimated useful lives of long-lived assets

Management reviews the useful lives of depreciable assets at each reporting date. Management assesses that the useful lives represent the expected utilization in terms of duration of the assets to the Company. Actual utilization, however, may vary due to technical obsolescence, particularly relating to website content and application and technology development.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

4.	Significant accounting judgments, estimates and uncertainties (continued)

(d)	Income taxes

At the end of each reporting period, the Company assesses whether the realization of deferred tax benefits is sufficiently probable to recognize deferred tax assets. This assessment requires the exercise of judgment on the part of management with respect to, among other things, benefits that could be realized from available income tax strategies and future taxable income, as well as other positive and negative factors. The recorded amount of total deferred tax assets could be reduced if estimates of projected future taxable income and benefits from available income tax strategies are lowered, or if changes in current income tax regulations are enacted that impose restrictions on the timing or extent of the Company’s ability to utilize deferred tax benefits.

The Company’s effective income tax rate can vary significantly quarter-to-quarter for various reasons, including the mix and volume of business in lower income tax jurisdictions and in jurisdictions for which no deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which income tax losses and deductible temporary differences could be utilized. The Company’s effective income tax rate can also vary due to the impact of foreign exchange fluctuations.

(e)	Share-based payments

The fair value of all share-based payments granted are determined using the Black-Scholes option pricing model which incorporates assumptions regarding risk-free interest rates, dividend yield, expected volatility, estimated forfeitures, and the expected life of options. The Company has a significant number of options outstanding and expects to continue to make option grants.

(f)	Provision for expected credit losses (“ECLs”)

The Company performs impairment testing annually for trade receivables in accordance with IFRS 9. The ECL model requires considerable judgment, including consideration of how changes in economic factors affect ECLs, which are determined on a probability-weighted basis. IFRS 9 outlines a three-stage approach to recognizing ECLs which is intended to reflect the increase in credit risks of a financial instrument based on i) 12-month expected credit losses, or ii) lifetime expected credit losses. The Company measures provisions for ECLs at an amount equal to lifetime ECLs.

The Company applies the simplified approach to determine ECLs on trade receivables by using a provision matrix based on historical credit loss experiences. The historical results are used to calculate the run rates of default which are then applied over the expected life of the trade receivables, adjusted for forward looking estimates.

(g)	Fair value measurement of an investment not quoted in an active market

The fair value of an investment that is not quoted in an active market requires the use of judgments and estimates by management. Management used the valuation techniques and inputs outlined in Note 7 using all available data on the investment and market conditions at the date of these financial statements. Changes in these assumptions and conditions could result in changes of the reported fair value of this investment.

(h)	Recognition of revenue on a gross versus net basis

The Company follows the guidance provided in IFRS 15, Revenue from Contracts with Customers, for determining whether the Company is the principal or an agent in arrangements with customers that involve another party that contributes to providing a specified service to a customer. In these instances, the Company determines whether it controls the promised specified service itself (as principal) or arranges for the specified service to be provided by another party (as an agent). This determination depends on the facts and circumstances of each arrangement and, in some instances, involves significant judgment.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

4.	Significant accounting judgments, estimates and uncertainties (continued)

In March 2020, the World Health Organization declared the outbreak of the novel strain of the coronavirus, specifically identified as SARS-CoV-2, to be a pandemic. Responses to the SARS-CoV-2 outbreak have resulted in governments worldwide enacting emergency measures to combat the spread of the virus, causing disruptions to business operations worldwide and a significant increase in economic uncertainty, with more volatile commodity prices and currency exchange rates, and a marked decline in long-term interest rates. These events are resulting in a challenging economic climate in which it is difficult to reliably estimate the length or severity of these developments and their financial impact. The direct and indirect impact to the Company has been considered in management’s judgments, estimates and uncertainties at year-end. Although management has determined that no significant revisions to such estimates, judgments or assumptions were required at year-end, there could be a further prospective material impact in future periods to the extent that the negative impacts from SARS-CoV-2 continue or worsen. The Company is monitoring developments of the SARS-CoV-2 outbreak and will adapt its business plans accordingly.

5.	Mergers and acquisitions

(i)	Vedatis SPA

As described in Note 1, on May 1, 2021, the Company completed the acquisition of Vedatis. Based in Lyon, France, Vedatis owns the web property Icy Veins. Pursuant to the terms of the Vedatis SPA, the Company acquired all of the outstanding common shares of Vedatis in exchange for i) a cash payment of Euro €3,500,000, subject to a Euro €100,000 target working capital adjustment, which was paid on April 28, 2021, (ii) the issuance of Euro €1,500,000 of common shares of the Company, for which 226,563 common shares were issued on May 4, 2021, (iii) a cash payment of Euro €1,250,000 on the first anniversary of closing which was paid to escrow on June 23, 2021, (iv) a payment of Euro €750,000 on the first anniversary of closing which may be paid in cash or common shares at the option of the Company, and (v) an earn-out payment based on the performance of Vedatis.

The earn-out payment, subject to certain conditions, is equal to the sum of earnings before interest, taxes, depreciation and amortization for the best four consecutive quarters of the existing Vedatis business at the time of closing excluding new business generated or enhanced by the Company. The earn-out period is for four years following May 1, 2021. The Company has, at its option, the ability to settle the earn-out payment half in cash and half in common shares. The earn-out payment is to be paid no later than 60 days from the completion of the earn-out period.

Following the acquisition, the Company controls Vedatis and for accounting purposes the Company is deemed the acquirer. The Vedatis SPA is accounted for in accordance with IFRS 3 as the operations of Vedatis constitute a business. As a result, the business combination is accounted for using the acquisition method of accounting and Vedatis’ identifiable net assets acquired are recognized at their fair value.

The Vedatis SPA has been accounted for at the fair value of the consideration provided to Vedatis, consisting of cash, common shares, the deferred payment liability and the settlement of a pre-existing relationship. The Company’s deferred payment liability to the former shareholders of Vedatis is carried at fair value. Management uses current and historical operational results, estimates and probabilities of future earnings and discounted cash flows to estimate the earn-out payment, see Note 17.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

5.	Mergers and acquisitions (continued)

(i)	Vedatis SPA (continued)

The following table summarizes the recognized amounts of assets acquired, liabilities assumed and consideration paid, at the date of acquisition:

Fair Value
Fair Value of identifiable net assets
Cash	$156,168
Trade and other receivables	72,915
Property and equipment	2,097
Intangible assets	3,511,000
Goodwill	9,372,025
Accounts payable and accrued liabilities	(599,981)
Contract liabilities	(45,391)
Income tax payable	(233,829)
Deferred tax liability	(878,284)
$11,356,720

Purchase price
Consideration
Cash (a)	$7,006,067
Fair value of 226,563 common shares issued at $10.48 per share (b)	2,374,380
Deferred payment liability (c)	2,649,930
Settlement of pre-existing relationship (d)	(673,657)
$11,356,720

a.	Cash consists of the $7,130,507 (Euro €4,750,000) paid less a working capital recovery of $124,440.

b.	The fair value per share was measured to be $10.48 based on the closing price of the Company’s shares on the TSX on the date of acquisition.

c.	The fair value of the deferred payment liability is the present value of the payment of $1,109,850 (Euro €750,000) due on the first anniversary of closing and the present value of estimated earn-out payable to the former shareholders of Vedatis of $1,920,745 (Euro €1,297,976), see note 17.

d.	The settlement of a pre-existing relationship consists of accounts payable due by the Company to Vedatis with a fair value of $673,657 which was effectively settled on the date of acquisition.

Trade receivables have been reflected at fair value which represent gross contractual amounts receivable. Goodwill represents intangible assets that cannot be measured directly such as brand name, subscriber relationships and website content, and synergies expected to be achieved from integrating Vedatis into the Company’s existing business. Goodwill is not expected to be deductible for tax purposes.

(ii)	Tabwire EPA

As described in Note 1, on June 21, 2021, the Company, through its wholly-owned subsidiary, Media US, completed the acquisition of Tabwire. Based in Chicago, Illinois, Tabwire is a technology company that gives gamers the ability to login directly to view their game data in real time. Pursuant to the term of the Tabwire EPA, the Company acquired all of the outstanding membership interests of Tabwire in exchange for i) a cash payment of USD $5,000,000, subject to an accounts receivable adjustment, which was paid on June 23, 2021, and (ii) the issuance of USD $6,000,000 of common shares of the Company, for which 790,094 common shares were issued on June 21, 2021.

Following the acquisition, the Company controls Tabwire and for accounting purposes the Company is deemed the acquirer. The Tabwire EPA is accounted for in accordance with IFRS 3 as the operations of Tabwire constitute a business. As a result, the business combination is accounted for using the acquisition method of accounting and Tabwire’s identifiable net assets acquired are recognized at their fair value.

The Tabwire EPA has been accounted for at the fair value of the consideration provided to Tabwire, consisting of cash, common shares and the settlement of a pre-existing relationship.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

5.	Mergers and acquisitions (Continued)

(ii)	Tabwire EPA (continued)

The following table summarizes the recognized amounts of assets acquired, liabilities assumed and consideration paid, at the date of acquisition:

Fair Value
Fair Value of identifiable net assets
Cash	$6,506
Trade and other receivables	76,647
Intangible assets	3,304,000
Goodwill	9,013,287
Accounts payable and accrued liabilities	(6,097)
Contract liabilities	(2,388)
Deferred tax liability	(941,970)
$11,449,985

Purchase price
Consideration
Cash (a)	$6,262,616
Fair value of 790,094 common shares issued at $6.63 per share (b)	5,238,323
Settlement of pre-existing relationship (c)	(50,954)
$11,449,985

a.	Cash consists of the $6,143,500 (USD $5,000,000) paid and the accounts receivable adjustment payable of $119,116.

b.	The fair value per share was measured to be $6.63 based on the closing price of the Company’s shares on the TSX on the date of acquisition.

c.	The settlement of a pre-existing relationship consists of accounts payable due by the Company to Tabwire with a fair value of $50,954 which was effectively settled on the date of acquisition.

Trade receivables have been reflected at fair value which represent gross contractual amounts receivable. Goodwill represents intangible assets that cannot be measured directly such as brand name, subscriber relationships and developed technology, and synergies expected to be achieved from integrating Vedatis into the Company’s existing business. Goodwill is not expected to be deductible for tax purposes.

(iii)	GameKnot EPA

As described in Note 1, on August 30, 2021, the Company, through its wholly-owned subsidiary, Media US, completed the acquisition of GameKnot. Based in Sausalito, California, GameKnot owns the web property GameKnot. Pursuant to the terms of the GameKnot EPA, the Company acquired all of the outstanding membership interest of GameKnot in exchange for i) a cash payment of USD $1,500,000 which was paid on August 30, 2021, (ii) the issuance of USD $750,000 of common shares of the Company, for which 165,425 common shares were issued on August 30, 2021 (iii) a payment of USD $500,000 on the six-month anniversary of closing which may be paid in cash or common shares at the option of the Company.

Following the acquisition, the Company controls GameKnot and for accounting purposes the Company is deemed the acquirer. The GameKnot EPA is accounted for in accordance with IFRS 3 as the operations of GameKnot constitute a business. As a result, the business combination is accounted for using the acquisition method of accounting and GameKnot’s identifiable net assets acquired are recognized at their fair value.

The GameKnot EPA has been accounted for at the fair value of the consideration provided to GameKnot, consisting of cash, common shares and the deferred payment liability. The Company’s deferred payment liability to the former owner of GameKnot is carried at fair value.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

5.	Mergers and acquisitions (Continued)

(iii)	GameKnot EPA (continued)

The following table summarizes the recognized amounts of assets acquired, liabilities assumed and consideration paid, at the date of acquisition:

Fair Value
Fair Value of identifiable net assets
Cash	$9,513
Trade and other receivables	19,119
Investments	6,317
Intangible assets	601,000
Goodwill	3,111,023
Accounts payable and accrued liabilities	(8,077)
Contract liabilities	(145,739)
Deferred tax liability	(168,160)
$3,424,996

Purchase price
Consideration
Cash (a)	$1,890,450
Fair value of 165,425 common shares issued at $5.57 per share (b)	921,417
Deferred payment liability (c)	613,129
$3,424,996

a.	Cash consists of the $1,890,450 (USD $1,500,000) consideration paid on acquisition.

b.	The fair value per share was measured to be $5.57 based on the closing price of the Company’s shares on the TSX on the date of acquisition.

c.	The fair value of the deferred payment liability is the present value of the payment of $631,750 (USD $500,000) due on the six-month anniversary of closing, see Note 17.

Trade receivables have been reflected at fair value which represent gross contractual amounts receivable. Goodwill represents intangible assets that cannot be measured directly such as brand name and subscriber relationships, and synergies expected to be achieved from integrating GameKnot into the Company’s existing business. Goodwill is not expected to be deductible for tax purposes.

(iv)	Addicting Games SPA

As described in Note 1, on September 3, 2021, the Company, through its wholly-owned subsidiary, Media US, completed the acquisition of Addicting Games. Based in Los Angeles, California, Addicting Games is an innovator in casual gaming with a portfolio of casual games for desktop and mobile devices. Pursuant to the terms of the Addicting Games SPA, the Company acquired all of the outstanding common shares of Addicting Games in exchange for i) a cash payment of USD $10,000,000, subject to a working capital adjustment and other adjustments, of which USD $10,090,533 was paid in September (inclusive of estimated working capital and other adjustments), (ii) the issuance of USD $12,000,000 of common shares of the Company, for which 2,661,164 common shares were issued on September 3, 2021, (iii) a cash payment of USD $7,000,000 on the first anniversary of closing which may be paid in cash or common shares at the option of the Company, and (iv) a payment of USD $3,800,000 on the second anniversary of closing which may be paid in cash or common shares at the option of the Company.

Following the acquisition, the Company controls Addicting Games and for accounting purposes the Company is deemed the acquirer. The Addicting Games SPA is accounted for in accordance with IFRS 3 as the operations of Addicting Games constitute a business. As a result, the business combination is accounted for using the acquisition method of accounting and Addicting Games’ identifiable net assets acquired are recognized at their fair value.

The Addicting Games SPA has been accounted for at the fair value of the consideration provided to Addicting Games, consisting of cash, common shares, the deferred payment liabilities and the settlement of a pre-existing relationship, which comprised the investment Enthusiast Gaming Properties Inc. (“Enthusiast Properties”) held in Addicting Games, see Note 7. The Company’s deferred payment liabilities to the former shareholders of Addicting Games and investment held in Addicting Games are carried at fair value.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

5.	Mergers and acquisitions (Continued)

(iv)	Addicting Games SPA (continued)

The following table summarizes the recognized amounts of assets acquired, liabilities assumed and consideration paid, at the date of acquisition:

Fair Value
Fair Value of identifiable net assets
Cash	$316,920
Trade and other receivables	674,067
Prepaid expenses	41,935
Property and equipment	6,476
Right-of-use assets	410,208
Intangible assets	16,539,000
Goodwill	28,947,665
Accounts payable and accrued liabilities	(411,057)
Contract liabilities	(755,019)
Income tax payable	(290,003)
Current portion of lease contract liabilities	(133,533)
Long-term lease contract liabilities	(284,773)
Other long-term debt	(144,948)
Deferred tax liability	(3,268,434)
$41,648,504

Purchase price
Consideration
Cash (a)	$12,477,901
Fair value of 2,661,164 common shares issued at $5.50 per share (b)	14,636,402
Deferred payment liability (c)	12,328,753
Settlement of pre-existing relationship (d)	2,205,448
$41,648,504

a.	Cash consists of the $12,631,330 (USD $10,090,533) paid less the estimated working capital and other adjustment recoveries of $153,429.

b.	The fair value per share was measured to be $5.50 based on the closing price of the Company’s shares on the TSX on the date of acquisition.

c.	The fair value of the deferred payment liability is the present value of the payment of $8,762,600 (USD $7,000,000) due on the first anniversary of closing and the present value of the payment of $4,756,840 (USD $3,800,000) due on the second anniversary of closing, see Note 17.

d.	The settlement of a pre-existing relationship consists of the investment Enthusiast Properties held in Addicting Games with a fair value of $2,115,525 plus interest receivable of $89,923 which is effectively settled on the date of acquisition, see Note 7.

Trade receivables have been reflected at fair value which represent gross contractual amounts receivable. The other long-term debt has been reflected at fair value which represents the fair value of future cash outflows. Goodwill represents intangible assets that cannot be measured directly such as domain names, subscriber relationships and game application and technology development, and synergies expected to be achieved from integrating Addicting Games into the Company’s existing business. Goodwill is not expected to be deductible for tax purposes.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

5.	Mergers and acquisitions (Continued)

(v)	Outplayed MA

As described in Note 1, on November 22, 2021, the Company, through its wholly-owned subsidiary, Media US, completed the acquisition of Outplayed. Based in Austin, Texas, Outplayed owns the web property U.GG, one of the largest League of Legends fan communities in the world. By combining a rigorous data science approach with a proprietary user centric experience, Outplayed provides actionable, data-driven insights supporting, educating, connecting, and engaging a monthly active user base. Pursuant to the terms of the Outplayed MA, the Company acquired all of the outstanding common shares of Outplayed in exchange for i) a cash payment of USD $7,500,000, subject to working capital and other adjustments, of which USD $7,216,958 was paid on November 23, 2021 (inclusive of estimated working capital and other adjustments), (ii) the issuance of 5,200,000 of common shares of the Company, for which 5,164,223 common shares were issued on December 31, 2021 and 35,770 common shares were issued on February 14, 2022 (Note 29), (iii) a payment of USD $8,500,000 on the first anniversary of closing which may be paid in cash or common shares at the option of the Company, (iv) a payment of USD $8,500,000 on the second anniversary of closing which may be paid in cash or common shares at the option of the Company, (v) a first anniversary earn-out payment of USD $6,000,000 based on the performance of Outplayed, and (vi) a second anniversary earn-out payment of USD $6,000,000 based on the performance of Outplayed.

The earn-out payments, subject to certain conditions, will be paid if certain site traffic based targets are met in the first and second years of operations. The first anniversary earn-out period is for one year from the closing date and the second anniversary earn-out period is for one year from the end of the first anniversary earn-out period. The Company has, at its option, the ability to settle the earn-out payments in common shares. The first anniversary earn-out payment is to be paid no later than 30 days from the completion of the first anniversary earn-out period and the second anniversary earn-out payment is to be paid no later than 30 days from the completion of the second anniversary earn-out period.

Following the acquisition, the Company controls Outplayed and for accounting purposes the Company is deemed the acquirer. The Outplayed MA is accounted for in accordance with IFRS 3 as the operations of Outplayed constitute a business. As a result, the business combination is accounted for using the acquisition method of accounting and Outplayed’s identifiable net assets acquired are recognized at their fair value.

The Outplayed MA has been accounted for at the fair value of the consideration provided to Outplayed, consisting of cash, common shares and the deferred payment liabilities. The Company’s deferred payment liability to the former shareholders of Outplayed are carried at fair value. Management used current and historical operating results, estimates and probabilities of future site traffic to estimate the earn-out payments, see Note 17.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

5.	Mergers and acquisitions (Continued)

(v)	Outplayed MA (continued)

The following table summarizes the recognized amounts of assets acquired, liabilities assumed and consideration paid, at the date of acquisition:

Fair Value
Fair Value of identifiable net assets
Cash	$1,917,249
Trade and other receivables	2,024,454
Prepaid expenses	31,339
Right-of-use assets	365,184
Intangible assets	32,494,000
Goodwill	37,844,194
Accounts payable and accrued liabilities	(225,978)
Contract liabilities	(32,032)
Current portion of lease contract liabilities	(185,495)
Long-term lease contract liabilities	(204,294)
Deferred tax liability	(6,395,405)
$67,633,216

Purchase price
Consideration
Cash (a)	$10,429,399
Fair value of 5,200,000 common shares issued at $5.07 per share (b)	26,364,000
Deferred payment liability (c)	30,839,817
$67,633,216

a.	Cash consists of the $9,510,000 (USD $7,500,000) cash consideration plus the estimated working capital and other adjustments of $919,399.

b.	The fair value per share was measured to be $5.07 based on the closing price of the Company’s shares on the TSX on the date of acquisition. Pursuant to the round down clause in the Outplayed MA, the total common shares issued were 7 common shares less than 5,200,000 common shares to be issued per the Outplayed MA. As at December 31, 2021, 35,770 consideration common shares in the amount of $181,389 remain to be issued which is included in accounts payable and accrued liabilities. These common shares were issued subsequent to December 31, 2021, see Note 29.

c.	The fair value of the deferred payment liability is the present value of the payment of $10,778,000 (USD $8,500,000) due on the first anniversary of closing, the present value of the payment of $10,778,000 (USD $8,500,000) due on the second anniversary of closing, the present value of the first earn-out payment of $7,608,000 (USD $6,000,000) and the present value of the second earn-out payment of $7,608,000 (USD $6,000,000), see Note 17.

Trade receivables have been reflected at fair value which represent gross contractual amounts receivable. Goodwill represents intangible assets that cannot be measured directly such as brand name, developed technology and subscriber relationships, and synergies expected to be achieved from integrating Outplayed into the Company’s existing business. Goodwill is not expected to be deductible for tax purposes.

(vi)	Omnia SPA

As described in Note 1, on August 30, 2020, the Company completed the acquisition of Omnia from Blue Ant. Based in Los Angeles, California, Omnia is a leading global gaming YouTube platform which creates, manages and operates a multi-channel YouTube network that distributes premium, original content. Pursuant to the terms of the Omnia SPA, the Company acquired all of the outstanding common shares of Omnia from Blue Ant in exchange for (i) a cash payment of $11,000,000, subject to a $500,000 working capital adjustment and holdbacks of which $10,500,000 was paid on the acquisition date, (ii) the issuance of 18,250,000 common shares (the “Share Consideration”) of the Company, which are subject to resale restrictions of: 50% after 180 days; 25% after 270 days; and 25% after 360 days, and (iii) a vendor-take-back loan (“VTB loan”) with a face value of $5,750,000, which bears interest at 9% per annum, compounded annually, and matures 36 months after the acquisition date.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

5.	Mergers and acquisitions (Continued)

(vi)	Omnia SPA (continued)

The Company appointed Robb Chase, chief financial officer of Blue Ant, to serve on its Board of Directors pursuant to a nomination rights agreement entered into in connection with the acquisition. The nomination rights agreement entitles Blue Ant to nominate a director to the Board of Directors of the Company until Blue Ant ceases to hold either (i) at least 75% of the Share Consideration or (ii) 10% of the issued and outstanding common shares.

The Omnia SPA has been accounted for at the fair value of the consideration provided to Blue Ant, consisting of cash, common shares and the VTB loan.

The following table summarizes the recognized amounts of assets acquired, liabilities assumed and consideration paid, at the date of acquisition:

Fair Value
Fair Value of identifiable net assets
Cash	$281,125
Trade and other receivables	8,738,169
Prepaid expenses	305,435
Property and equipment	183,086
Right-of-use assets	2,392,984
Intangible assets	25,619,000
Goodwill	22,921,670
Accounts payable and accrued liabilities	(9,278,674)
Current portion of lease contract liabilities	(298,434)
Long-term portion of lease contract liabilities	(2,099,651)
Deferred tax liability	(2,763,914)
$46,000,796

Purchase price
Consideration
Cash (a)	$10,530,888
Fair value of 18,250,000 common shares issued at $1.65 per share (b)	30,112,500
Vendor-take-back loan (c)	5,357,408
$46,000,796

a.	Cash consists of the $10,500,000 paid and the estimated working capital payment of $30,888.

b.	The fair value per share was measured to be $1.65 based on the closing price of the Company’s shares on the TSX on the date of acquisition.

c.	The VTB loan has a principal balance of $5,750,000 and accrues interest at 9% per annum, compounded annually and payable at maturity, the VTB loan matures August 30, 2023. The VTB loan was included in the total purchase price consideration at an initial fair value of $5,357,408 based on the present value of cash flows using an 11.60% discount rate and a maturity date of 36 months.

Trade receivables have been reflected at fair value which represent gross contractual amounts receivable. Goodwill represents intangible assets that cannot be measured directly such as talent management brand, owned and operated content brand, talent contracts, digital content and multi-channel network license, and synergies expected to be achieved from integrating Omnia into the Company’s existing business. Goodwill is not expected to be deductible for tax purposes.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

5.	Mergers and acquisitions (Continued)

For a pre-existing relationship between the Company and the Mergers and Acquisitions that is not extinguished on the business combination, such a relationship is considered effectively settled as part of the business combination even if it is not legally cancelled. At the acquisition date, it becomes an intercompany relationship and is eliminated upon consolidation.

The Mergers and Acquisitions are consistent with the Company’s targeted acquisition strategy of identifying value-enhancing independent gaming web and video properties that can enhance viewership base, data and analytics platform and pricing optimization strategy.

The Company incurred transaction costs of $1,490,463 (December 31, 2020 - $1,882,081) relating to the Mergers and Acquisitions which is included in the consolidated statement of loss and comprehensive loss.

Since the date of acquisition of Vedatis, revenue of $129,270 and a net loss of $1,293,335 have been included in the consolidated statement of loss and comprehensive loss during the year ended December 31, 2021. Since the date of acquisition of Tabwire, revenue of $176,534 and a net loss of $170,391 have been included in the consolidated statement of loss and comprehensive loss during the year ended December 31, 2021. Since the date of acquisition of GameKnot, revenue of $168,866 and net income of $146,625 have been included in the consolidated statement of loss and comprehensive loss during the year ended December 31, 2021. Since the date of acquisition of Addicting Games, revenue of $2,765,343 and net income of $681,426 have been included in the consolidated statement of loss and comprehensive loss during the year ended December 31, 2021. Since the date of acquisition of Outplayed, revenue of $1,411,255 and net income of $960,160 have been included in the consolidated statement of loss and comprehensive loss during the year ended December 31, 2021. If the Vedatis, Tabwire, GameKnot, Addicting Games, and Outplayed acquisitions had occurred on January 1, 2021, pro-forma revenue and net loss would have been $177,223,858 and $50,708,448 respectively for the year ended December 31, 2021.

Since the date of acquisition of Omnia, revenue of $40,966,601 and net income of $528,664 have been included in the consolidated statement of loss and comprehensive loss during the year ended December 31, 2020. If the Omnia acquisition had occurred on January 1, 2020 pro-forma revenue and net loss would have been $127,805,084 and $27,367,853 respectively for the year ended December 31, 2020.

6.	Trade and other receivables

Trade and other receivables consist of the following:

	December 31, 2021	December 31, 2020

Trade receivables (Note 24, 26)	$30,034,661	$18,583,585
HST and VAT receivables	142,699	303,739
Other receivables (Note 26)	3,683,102	3,604,738
Expected credit loss provision (Note 26)	(58,472)	(67,466)
	$33,801,990	$22,424,596

7.	Investments

(i)	Addicting Games, Inc.

In April 2019, Enthusiast Properties entered into a Senior Convertible Debenture Purchase Agreement to invest in Addicting Games, an innovator in casual gaming. Under the Senior Convertible Debenture Purchase Agreement, Enthusiast Properties invested USD $1,500,000 by way of a 3-year secured convertible debenture with interest accruing at 2% per annum. The convertible debenture and accrued interest can be converted into common shares of Addicting Games at the option of the Company based on a conversion price which is the lesser of the price of the common shares as valued in Addicting Games’ next equity raise or a liquidation event or by dividing USD $30,000,000 by the aggregate number of outstanding common shares, warrants and options.

The convertible debenture has been accounted for in accordance with IFRS 9, as a financial asset at fair value, with changes in fair value recognized in profit and loss as they arise at each subsequent reporting period.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

7.	Investments (continued)

(i)	Addicting Games, Inc (continued)

The fair value of the convertible debenture was valued using a binomial model using a ‘with derivatives’ and ‘without derivatives’ approach. The ‘with derivatives’ approach fair values the convertible debenture with the conversion option. The ‘without derivatives’ approach fair values the convertible debenture by treating the debt component of the loan as a plain vanilla bond. The fair value of the debt portion was determined using the discounted cash flow method by discounting the expected cash flows using a risk-adjusted discount rate. The difference in fair values from the ‘with’ and ‘without’ approaches represents the fair value of the embedded derivative component (the conversion option). The ‘with’ and ‘without’ scenarios assumed the occurrence of i) a liquidity event, as well as, ii) a non-liquidity event, and considered the fair value of the conversion option to be the weighted average of these two values.

The Company acquired Addicting Games on September 3, 2021. The convertible debenture plus interest receivable is effectively settled on the date of acquisition, see Note 5. Historically, the fair value of the convertible debentures is determined assuming the occurrence of i) a liquidity event, as well as, ii) a non-liquidity event. As this is a step-acquisition under IFRS 3, the revaluation of the convertible debenture is performed as of September 3, 2021. As the Company has full knowledge of the upcoming acquisition of Addicting Games, the fair value under the no-liquidity event scenario is not required as the probability of a liquidity event was 100% as at the September 3, 2021 revaluation date.

The valuation of the investment included the following inputs for a liquidity event:

	September 3, 2021	December 31, 2020

Liquidity event probability	100.00%	50.00%
Exercise price for conversion	USD $15	USD $15
Time to maturity	0.01 years	0.51 years
Initial stock price	USD $15	USD $15
Volatility	95.00%	131.10%
Risk free interest rate	0.05%	0.09%
Credit spread	262 bps	317 bps
Risk adjusted rate	2.66%	3.26%
Discount for lack of marketability (“DLOM”)	14.00%	21.00%
Synthetic credit rating	B	B+

The valuation of the investment included the following inputs for a ‘no’ liquidity event:

	September 3, 2021	December 31, 2020

‘No’ liquidity event probability	0.00%	50.00%
Exercise price for conversion	USD $15	USD $15
Time to maturity	0.60 years	1.27 years
Initial stock price	USD $15	USD $15
Volatility	130.00%	144.70%
Risk free interest rate	0.06%	0.11%
Credit spread	285 bps	346 bps
Risk adjusted rate	2.89%	3.57%
DLOM	14.00%	21.00%
Synthetic credit rating	B	B+

As at September 3, 2021, the expected liquidity event date is estimated to be September 3, 2021. As at December 31, 2020, the expected liquidity event date was estimated to be July 5, 2021.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

7.	Investments (continued)

(i)	Addicting Games, Inc (continued)

As at September 3, 2021, the debt portion has been valued at $1,967,790 (December 31, 2020 - $1,948,950) and the derivative portion has been valued at $147,735 (December 31, 2020 - $657,150). The fair value of the long-term investment is $2,115,525 (December 31, 2020 - $2,606,100). The loss from the change in the fair value of the long-term investment during the year ended December 31, 2021 of $444,764 (December 31, 2020 – gain of $183,951) is included in the consolidated statement of loss and comprehensive loss. The loss from the change in foreign exchange movements during the year ended December 31, 2021 of $45,811 (December 31, 2020 – $58,256) is included in the foreign currency translation adjustment in the consolidated statement of loss and comprehensive loss.

(ii)	Waveform Entertainment Inc.

In April 2019, Enthusiast Properties, through a wholly-owned subsidiary, signed a definitive agreement to purchase 20% of the issued and outstanding shares (“Purchased Shares”) in Waveform Entertainment Inc. (“Waveform”) for an aggregate consideration of $1,680,000 (the “Subscription Price”). Waveform is a leading esports broadcast and production company specializing in the organization of premium esports tournaments world-wide.

The Purchased Shares were to be purchased pursuant to the terms of a share subscription agreement, among Waveform and a wholly owned subsidiary of Enthusiast Properties created for the purpose of the transaction. Pursuant to the share subscription agreement, Enthusiast Properties agreed to purchase the Purchased Shares in three tranches: (i) on April 4, 2019, Enthusiast Properties purchased 8.1% of the Purchased Shares for a portion of the Subscription Price, being $680,000; (ii) on or before (as decided by Enthusiast Properties) October 4, 2019, 5.95% of the Purchased Shares for a portion of the Subscription Price, being $500,000; and (iii) on or before (as decided by Enthusiast Properties) June 3, 2020, 5.95% of the Purchased Shares for a portion of the Subscription Price, being $500,000.

The Company has recognized the investment in accordance with IFRS 9, as a financial asset at fair value, with changes in fair value recognized in profit and loss as they arise at each subsequent reporting period.

In April 2019, $680,000 had been paid to Waveform. On December 31, 2019, the Company and Waveform entered into a Share Repurchase Agreement in which Waveform agreed to repurchase the shares acquired by the Company for $680,000. On February 14, 2020, the Company received proceeds of $680,000 pursuant to the Waveform Share Repurchase Agreement and no longer holds an investment in Waveform.

A summary of the Company’s investments at December 31, 2021 and December 31, 2020 is as follows:

	December 31, 2021	December 31, 2020
Addicting Games Inc.	$-	$2,606,100
Guaranteed investment certificates	131,342	124,998
Total investments	131,342	2,731,098
Current portion of investments	131,342	124,998
Long-term portions of investments	$-	$2,606,100

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

8.	Investment in associates and joint ventures

(i)	Investment in associates

On August 30, 2019, pursuant to an investment agreement between Aquilini GameCo Inc. (“GameCo”) and Aquilini Properties LP (a related party by nature of it being under the control or direction of the Chairman of the Company), GameCo acquired 100 class B common shares of AIG eSports Canada Holdings Ltd. (“AIG Canada”) for $1,246,125 (USD $937,500), and GameCo eSports USA Inc. acquired a 25% non-voting participating interest in AIG eSports USA Intermediate Holdings, LLC, (“AIG USA”) for $414,594 (USD $312,500). Collectively, AIG Canada and AIG USA own and manage professional esports teams in Canada and the United States. Aquilini Properties LP controls AIG Canada and AIG USA.

On April 22, 2020 and September 23, 2020, the Company made capital contributions of $500,000 and $1,252,312 respectively to AIG Canada. On September 23, 2020, the Company made a capital contribution of $417,438 to AIG USA.

A summary of the Company’s investment in associates is as follows:

	AIG Canada	AIG USA	Total
Balance, December 31, 2019	$503,965	$410,330	$914,295
Contributions – cash	1,752,312	417,438	2,169,750
Share of net loss from investment in associate	(1,590,286)	(466,849)	(2,057,135)
Balance, December 31, 2020	$665,991	$360,919	$1,026,910
Share of net loss from investment in associate	(3,138)	(197,412)	(200,550)
Balance, December 31, 2021	$662,853	$163,507	$826,360

(ii)	Investment in joint ventures

On July 7, 2021, the Company, through its wholly-owned subsidiary, Enthusiast Gaming Inc., entered into a joint venture with Toronto Star Newspapers Limited (“Torstar”) to create an original online news platform and community for gamers named AFK Media Partnership (“AFK”). The Company and Torstar each hold a 50% interest in this joint venture. The Company and Torstar have each invested $125,000 into AFK as startup capital.

A summary of the Company’s investment in AFK is as follows:

Amount
Balance, December 31, 2020	$-
Contributions - cash	125,000
Share of net loss from investment in joint venture	(66,091)
Balance, December 31, 2021	$58,909

A summary of the Company’s investment in associates and joint venture at December 31, 2021 and December 31, 2020 is as follows:

	December 31, 2021	December 31, 2020
AIG Canada	$662,853	$665,991
AIG USA	163,507	360,919
AFK	58,909	-
Total investment in associates and joint ventures	$885,269	$1,026,910

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

9.	Property and equipment

	Furniture and fixtures	Computer equipment	Leasehold improvements	Production equipment	Total
Cost
Balance, December 31, 2019	$119,730	$115,140	$84,385	$-	$319,255
Mergers and Acquisitions (Note 5)	61,585	70,026	4,224	47,251	183,086
Additions	4,871	2,388	-	-	7,259
Effect of movement in exchange rates	(3,092)	(3,677)	(1,402)	(1,317)	(9,488)
Balance, December 31, 2020	$183,094	$183,877	$87,207	$45,934	$500,112
Mergers and Acquisitions (Note 5)	3,717	4,856	-	-	8,573
Additions	-	3,398	-	-	3,398
Effect of movement in exchange rates	(566)	(1,038)	(288)	(195)	(2,087)
Balance, December 31, 2021	$186,245	$191,093	$86,919	$45,739	$509,996

Accumulated depreciation
Balance, December 31, 2019	$5,484	$12,231	$3,228	$-	$20,943
Depreciation	29,442	69,126	22,237	8,020	128,825
Effect of movement in exchange rates	(841)	(2,509)	(907)	(249)	(4,506)
Balance, December 31, 2020	$34,085	$78,848	$24,558	$7,771	$145,262
Depreciation	33,712	52,812	17,053	12,808	116,385
Effect of movement in exchange rates	148	32	68	113	361
Balance, December 31, 2021	$67,945	$131,692	$41,679	$20,692	$262,008

Net book value
Balance, December 31, 2020	$149,009	$105,029	$62,649	$38,163	$354,850
Balance, December 31, 2021	$118,300	$59,401	$45,240	$25,047	$247,988

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

10.	Intangibles

	Domain name	Application & technology development & website content	Brand name	Subscriber & sponsorship relationships	Player contracts	Multi channel network license	Talent management & owned & operated content brand	Talent contracts & digital content	Game application & technology development	Total

Cost
Balance, December 31, 2019	$40,930,000	$3,252,104	$8,602,563	$6,832,646	$2,901,900	$-	$-	$-	$-	$62,519,213
Mergers and Acquisitions (Note 5)	-	-	-	-	-	10,749,000	9,363,000	5,507,000	-	25,619,000
Disposals	-	-	-	-	(2,590,700)	-	-	-	-	(2,590,700)
Effect of movement in foreign exchange rates	-	(1,182)	-	-	-	-	-	-	-	(1,182)
Balance, December 31, 2020	$40,930,000	$3,250,922	$8,602,563	$6,832,646	$311,200	$10,749,000	$9,363,000	$5,507,000	$-	$85,546,331
Mergers and Acquisitions (Note 5)	9,779,000	13,684,000	25,928,000	1,070,000	-	-	-	-	5,988,000	56,449,000
Effect of movement in foreign exchange rates	125,054	20,256	43,569	11,759	-	-	-	-	75,887	276,525
Balance, December 31, 2021	$50,834,054	$16,955,178	$34,574,132	$7,914,405	$311,200	$10,749,000	$9,363,000	$5,507,000	$6,063,887	$142,271,856

Accumulated amortization
Balance, December 31, 2019	$-	$395,893	$-	$239,200	$1,866,800	$-	$-	$-	$-	$2,501,893
Amortization	-	1,627,117	-	716,300	1,035,100	365,200	-	787,100	-	4,530,817
Disposals	-	-	-	-	(2,590,700)	-	-	-	-	(2,590,700)
Effect of movement in foreign exchange rates	-	(1,686)	-	-	-	-	-	-	-	(1,686)
Balance, December 31, 2020	$-	$2,021,324	$-	$955,500	$311,200	$365,200	$-	$787,100	$-	$4,440,324
Amortization	-	2,366,160	-	899,727	-	1,074,920	-	2,316,840	2,014,866	8,672,513
Effect of movement in foreign exchange rates	-	7,282	-	1,008	-	-	-	-	12,134	20,424
Balance, December 31, 2021	$-	$4,394,766	$-	$1,856,235	$311,200	$1,440,120	$-	$3,103,940	$2,027,000	$13,133,261

Net book value
Balance, December 31, 2020	$40,930,000	$1,229,598	$8,602,563	$5,877,146	$-	$10,383,800	$9,363,000	$4,719,900	$-	$81,106,007
Balance, December 31, 2021	$50,834,054	$12,560,412	$34,574,132	$6,058,170	$-	$9,308,880	$9,363,000	$2,403,060	$4,036,887	$129,138,595

During the year ended December 31, 2020, the Company entered into a buyout agreement relating to a player contract for gross proceeds of $204,764. The net book value on the date of termination of the player contract was $Nil resulting in a gain on disposal of intangible assets of $204,764. The gain on disposal is included in revenue in the consolidated statement of loss and comprehensive loss. During the year ended December 31, 2020, the Company recorded disposals of $2,389,000 for player contract cost and accumulated amortization for players no longer on the Company’s active roster. There were no disposals during the year ended December 31, 2021.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

11.	Goodwill

The following comprises the balance of goodwill by cash-generating unit (“CGU”). Goodwill arose through the acquisitions of (i) Luminosity Gaming Inc. (“Luminosity”) on August 27, 2019; (ii) Enthusiast Properties on August 30, 2019; (iii) Steel Media Limited (“Steel Media”) on October 3, 2019; (iv) Omnia on August 30, 2020; (v) Vedatis on May 1, 2021; and (vi) Tabwire on June 21, 2021 (vii) GameKnot on August 30, 2021 (viii) Addicting Games on September 2, 2021, and (ix) Outplayed on November 22, 2021. In April 2019, Enthusiast Properties acquired 100% of the assets of The Sims Resource (“TSR”) from Generatorhallen AB and IBIBI HB. TSR is identified as a separate CGU from Enthusiast Properties based on the nature of the business and the assessment that TSR generates cash flows that are largely independent of the cash flows from other assets deployed in Enthusiast Properties. The Company has included Vedatis, Tabwire and GameKnot within the Enthusiast Properties CGU based on the nature of these businesses and the assessment that they generate cash flows that are not largely independent of the cash flows from other assets deployed in Enthusiast Properties.

 Schedule of goodwill

	Enthusiast Properties	TSR	Luminosity	Steel Media	Omnia	Addicting Games	Outplayed	Total

Balance, December 31, 2019	$54,467,041	$20,898,598	$6,003,150	$1,890,627	$-	$-	$-	$83,259,416
Mergers and Acquisitions (Note 5)	-	-	-	-	22,921,670	-	-	22,921,670
Balance, December 31, 2020	$54,467,041	$20,898,598	$6,003,150	$1,890,627	$22,921,670	$-	$-	$106,181,086
Mergers and Acquisitions (Note 5)	21,496,335	-	-	-	-	28,947,665	37,844,194	88,288,194
Effect of movement in foreign exchange rates	299,900	-	-	-	-	334,749	(6,270)	628,379
Balance, December 31, 2021	$76,263,276	$20,898,598	$6,003,150	$1,890,627	$22,921,670	$29,282,414	$37,837,924	$195,097,659

The Company performed its annual impairment tests at December 31, 2021 and determined that no impairment charge was necessary. The Company determined the recoverable amount based on the value-in-use approach to assess the value of Enthusiast Properties, TSR, Luminosity, Steel Media, Omnia, Addicting Games and Outplayed CGUs. The recoverable amount of the Company’s CGUs was estimated based on an assessment of their value-in-use using a discounted cash flow approach. The approach uses cash flow projections based upon a financial forecast approved by management and the Board of Directors, covering a five-year period. Cash flows for the years thereafter are extrapolated using the estimated terminal growth rate. The risk premiums expected by market participants related to uncertainties about the industry and assumptions relating to future cash flows may differ or change quickly, depending on economic conditions and other events.

The Company has made certain assumptions in determining the expected future cash flows based on budgets approved by management and include management’s best estimate of expected market conditions. Accordingly, it is possible that future changes in assumptions may negatively impact future valuations of goodwill and the Company would be required to recognize an impairment loss.

At December 31, 2021, the following are key assumptions on which management based its determinations of the recoverable amount for goodwill based on each CGU’s value-in-use:

	Enthusiast Properties	TSR	Luminosity	Steel Media	Omnia	Addicting Games	Outplayed

Average revenue growth rates	32.9%	7.7%	62.3%	21.5%	14.7%	90.9%	146.4%
Terminal revenue growth rates	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
Pre-tax discount rate	17.6%	25.2%	17.4%	20.4%	25.9%	20.3%	23.3%

At December 31, 2020, the following are key assumptions on which management based its determinations of the recoverable amount for goodwill based on each CGU’s value-in-use:

	Enthusiast Properties	TSR	Luminosity	Steel Media	Omnia	Addicting Games	Outplayed

Average revenue growth rates	38.6%	24.2%	71.4%	40.8%	20.0%	N/A	N/A
Terminal revenue growth rates	3.0%	3.0%	3.0%	3.0%	3.0%	N/A	N/A
Pre-tax discount rate	15.6%	19.0%	12.0%	18.0%	22.5%	N/A	N/A

The Company determined the revenue growth rate, the terminal revenue growth rate based on past performance and its expectations for market development. The pre-tax discount rates used reflect specific risks in relation to the CGU.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

12.	Right-of-use assets and lease contract liabilities

The Company’s leased assets consist of office premises. When measuring lease liabilities for leases that were classified as operating leases, the Company discounted lease payments using incremental borrowing rates of 4.20% to 5.00%.

Right-of-use assets	Amount
Balance, December 31, 2019	$733,413
Office lease additions - cost	162,226
Office lease additions - cost, mergers and acquisitions (Note 5)	2,392,984
Depreciation	(377,145)
Effect of movement in exchange rates	(63,078)

Balance, December 31, 2020	$2,848,400
Office lease additions – cost, mergers and acquisitions (Note 5)	775,392
Depreciation	(729,573)
Effect of movement in exchange rates	(8,557)
Balance, December 31, 2021	$2,885,662

Schedule of changes in lease liability

Lease liabilities	Amount
Balance, December 31, 2019	$742,212
Office lease additions - finance cost	162,226
Office lease additions - finance cost, mergers and acquisitions (Note 5)	2,398,085
Payments	(404,958)
Interest cost	56,720
Effect of movement in exchange rates	(67,619)
Balance, December 31, 2020	$2,886,666
Building lease additions – finance cost, mergers and acquisitions (Note 5)	808,095
Payments	(802,013)
Interest cost	119,470
Effect of movement in exchange rates	(1,871)
Balance, December 31, 2021	3,010,347
Current portion of contract lease liabilities	796,835
Long-term portion of contract lease liabilities	$2,213,512

Note 26 provides a summary of undiscounted lease payments to be made as at the statement of financial position date. Variable lease payments during the year ended December 31, 2021, which are not included in lease liabilities are $253,206 (December 31, 2020 - $169,587). The total cash outflow for leases during the year ended December 31, 2021 is $1,055,219 (December 31, 2020 - $574,545).

13.	Accounts payable and accrued liabilities

	December 31, 2021		December 31, 2020

Accounts payable		$25,247,351		$19,826,473
Accrued liabilities		9,143,870		3,776,074
	$34,391,221		$23,602,547

The Company, in the course of its normal operations, is subject to claims, lawsuits, and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company has no reason to believe that the ultimate outcome of these matters would have a material impact on its consolidated financial position.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

14.	Long-term debt

(i)	The Facility

Under the terms of a loan facility agreement dated August 2, 2019, an arm’s length lender (the “Lender”) agreed to provide the Company with a loan of up to $20,000,000 (the “Facility”) comprising two advances: (i) an initial advance in an amount of up to $3,000,000 (the “Initial Advance”) at the request of the Company following satisfaction or waiver by the Lender of certain conditions precedent, and (ii) a further advance in an amount equal to the remaining difference between $20,000,000 and the amount of the Initial Advance (the “Further Advance”) at the request of the Company following satisfaction or waiver by the Lender of certain additional conditions precedent, including the completion of the acquisition of Enthusiast Properties. The Company received the Initial Advance and Further Advance, aggregating $20,000,000, during the year ended December 31, 2019. The Facility is secured by the Company’s assets.

The loan had a term (the “Term”) which expired on August 2, 2021, the date that was 24 months from the date of the Initial Advance (the “Maturity Date”). Interest (or standby fees at an equivalent rate in lieu thereof) accrued at a rate per annum that was equal to the prime rate plus 5.05% calculated on the aggregate amount of the Facility, compounded monthly, whether or not the conditions precedent were satisfied or the Facility was advanced. The Company had further agreed to pay the Lender a success fee at an amount that was equal to 4.1% per annum, payable monthly, calculated on the full amount of the Facility from the date of the Initial Advance.

Interest (and any such equivalent amount by way of standby fee) and the success fee were capitalized during the first 12 months of the Term and, commencing in August 2020, interest and the success fee were payable in cash on the last business day of each and every month until the Maturity Date.

The Company was entitled to prepay all or a part of the Facility at any time, from time to time, without bonus or penalty after the date that was twelve (12) months following the date of completion of the acquisition of Enthusiast Properties.

On August 30, 2020 the Company entered into an amending facility agreement (the “Amended Facility”). The Amended Facility extended the Facility expiry Term to September 6, 2022 and commencing in August 2021 principal repayments of $250,000 per month were payable every month until maturity, the remaining outstanding principal amount was to be repaid on September 6, 2022. The Company was entitled to prepay all or a part of the Facility at any time, from time to time, without bonus or penalty. The Company incurred an amendment fee in the amount of $200,000 in connection with the Amended Facility which was netted against the Facility long-term debt balance.

On November 27, 2020 the Company entered into an amending and restated facility agreement (the “Amended and Restated Facility”). The Amended and Restated Facility increased the total size of the loan and allowed for three loans, Facility A, B and C. Facility A and B were revolving loans up to $10,000,000 each. Facility C was a term loan in the amount of $10,000,000. Facility A and B were limited to an aggregate principal amount of $14,000,000.

The maximum amount of Facility A was based on the aggregate of 85% eligible accounts receivable less the amount of Facility A then outstanding and less amounts payable and reserves for material subsidiaries. The Company incurred transaction cost of $17,500 in connection with the Amended and Restated Facility which was netted against the Facility long-term debt balance.

As terms of the amended facilities were not substantially different from the terms of the Facility, the amendments were determined to be a modification of debt in accordance with IFRS 9. A loss on modification of long-term debt in the amount of $814,899 and $325,421 was recognized in the consolidated statement of loss and comprehensive loss the during the year ended December 31, 2020 related to the August 30, 2020 and November 27, 2020 amendments, respectively.

The Amended and Restated Facility was amortized at an effective interest rate of 7.29% following the transaction costs and loss on modification of debt recognized pursuant to the amendments.

The Amended and Restated Facility was used for purposes of (i) working capital and (ii) to finance future acquisitions.

On December 31, 2020 the Company was advanced $75,333 and $150,667 on Facility A and B respectively for a total advance of $226,000. As at December 31, 2020 the total principal balances of Facility A, B and C were $9,972,104, $2,856,579 and $10,000,000 respectively for a total principal balance of $22,828,682.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

14.	Long-term debt

(i)	The Facility (continued)

On January 18, 2021 and February 3, 2021, the Company was further advanced $441,921 and $502,866 respectively on Facility A and B. On February 12, 2021, the Company repaid Facility A and B principal balances of $13,773,470.

The Amended and Restated Facility was amortized at an effective interest rate of 7.28% following the repayment on February 12, 2021.

On December 17, 2021, in conjunction with obtaining the Term Credit and Operating Credit, see Note 14(ii), the Company repaid the remaining principal balance then outstanding on Facility C of $9,250,000 and extinguished the Amended and Restated Facility. The Company incurred a prepayment fee of $166,438 relating to the extinguishment which is included in interest and accretion in the consolidated statement of loss and comprehensive loss.

During the year ended December 31, 2021, the Company recognized $847,322 (December 31, 2020 - $1,725,684) of interest expense, $450,475 (December 31, 2020 - $830,470) of success fee expense and $21,780 (December 31, 2020 – expense of $567,006) of accretion income which are included in interest and accretion in the consolidated statement of loss and comprehensive loss.

The following tables shows the movement of the Facility balance during the year:

Amount
Balance, December 31, 2019	$19,691,220
Capitalized interest	1,016,577
Capitalized success fee	478,333
Advance	226,000
Loss on modification of long-term debt	1,140,320
Transaction cost	(217,500)
Accretion	567,006
Balance, December 31, 2020	$22,901,956
Advances	944,787
Repayments	(13,773,470)
Principal repayments	(10,000,000)
Gain on repayment of long-term debt	(39,502)
Gain on settlement of long-term debt	(11,991)
Accretion	(21,780)
Balance, December 31, 2021	-
Current portion of long-term debt	-
Long-term debt	$-

The Amended and Restated Facility agreement contained certain covenants that the Company must comply with including maintaining a total consolidated equity of at least $20,000,000 and maintaining a minimum cash balance of $2,000,000. The Company was in compliance with these covenants during the year ended December 31, 2021.

(ii)	The Term Credit and Operating Credit

Under the terms of a commitment letter dated December 3, 2021, an arm’s length lender (the “Bank”) agreed to provide the Company, as borrower, and certain Canadian and U.S. subsidiaries of the Company, as guarantors, with a non-revolving term facility (the “Term Credit”) and an operating line (the “Operating Credit”).

The Term Credit consists of an authorized credit limit amount of $10,000,000, bearing interest at the Banker’s Acceptance fee equal to CDOR rate plus 7.5% per annum, with interest payable monthly. The Term Credit is repayable in up to 24 equal monthly instalments of principal based on an amortization period of 60 months, with final payment of the remaining principal then outstanding due 24 months from the initial drawdown date of advance. On December 17, 2021 the Company was advanced $10,000,000 which was used to extinguish the Facility, see Note 14(i).

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

14.	Long-term debt (continued)

(ii)	The Term Credit and Operating Credit (continued)

The Operating Credit consists of an authorized amount of $5,000,000, subject to a borrowing base, bearing interest at the greater of (i) the Bank’s prime lending rate plus 1.25%, and (ii) 2.45% per annum, with interest payable monthly. The Operating Credit is repayable no later than 24 months from the date of the satisfaction or waiver of conditions precedent. The Operating Credit will be used for purposes of (i) general operating requirement, and (ii) to finance future acquisitions. As at December 31, 2021, no amounts were drawn upon relating to the Operating Credit.

The aggregate of all advances under the Operating Credit and Bank credit cards are not to exceed the lesser of (i) the Operating Credit, and (ii) the borrowing base. The borrowing base is based on a percentage of eligible accounts receivable less certain accounts payable for material subsidiaries of the Company.

Subject to the Bank’s approval, the Company can exercise an option to extend the maturity date of both Term Credit and Operating Credit for an additional 12-month period. The Term Credit and Operating Credit are secured by substantially all of the assets of the Company and the guarantor subsidiaries. The Company will be entitled to prepay all or part of the Term Credit and Operating Credit at any time with penalty.

During the year ended December 31, 2021, the Company received Term Credit advances of $10,000,000 and incurred transaction cost of $325,183 relating to the commitment letter. During the year ended December 31, 2021, the Company recognized $30,467 (December 31, 2020 - $Nil) of interest expense and $7,050 (December 31, 2020 – $Nil) of accretion expense which are included in interest and accretion in the consolidated statement of loss and comprehensive loss.

The following tables shows the movement of the Term Credit balance during the year:

Amount
Balance, December 31, 2020	$-
Advances	10,000,000
Transaction costs	(325,183)
Accretion	7,050
Balance, December 31, 2021	9,681,868
Current portion of long-term debt	2,000,000
Long-term debt	$7,681,867

The commitment letter contains certain covenants that the Company must comply with, including maintaining a minimum funded debt to gross profit ratio, which varies by quarter, unless the Company has at least $10,000,000 of unencumbered cash on hand less the amount then outstanding on the Operating Credit. The Company was in compliance with these covenants during the year ended December 31, 2021.

15.	Other long-term debt

Upon the acquisition of Addicting Games (Note 5), the Company obtained a USD $150,000 United States of America Small Business Administration loan (“SBA Loan”). The SBA Loan has a term which is thirty years from the date of the initial advance, expiring July 2, 2050. The SBA loan bears interest at 3.75% per annum, is repayable in monthly installment payments until maturity of USD $731, which includes principal and interest, the remaining outstanding principal amount will be repaid on July 2, 2050. The SBA Loan is secured by Addicting Games’ assets.

The SBA Loan was included in Addicting Games’ identifiable net assets acquired at an initial fair value of $144,948 based on a discounted valuation using a 7.1 0% discount rate. The SBA Loan is amortized at an effective interest rate of 7.10%.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

15.	Other long-term debt (continued)

The following table shows the movement of the SBA Loan during the year:

Amount
Balance, December 31, 2020	$-
Mergers and Acquisitions (Note 5)	144,948
Accretion	3,424
Payments	(5,561)
Effect of movement in exchange rates	4,634
Balance, December 31, 2021	147,445
Current portion of other long-term debt	11,121
Other long-term debt	$136,324

16.	Convertible debentures

On November 8, 2018, Enthusiast Properties issued convertible debenture units (the “Debenture Units”) for total gross proceeds of $9,000,000.

Each Debenture Unit, issued at a price of $1,000, is comprised of one unsecured convertible debenture (each a “Debenture” and collectively, the “Debentures”), having a principal amount of $1,000 and accruing interest at 9% per annum, payable semi-annually until maturity, and 166 common share purchase warrants of the Company (each, a “Debenture Warrant”). Each Debenture is convertible into shares of the Company at a conversion price of $3.03 per common share (the “Conversion Price”), subject to acceleration in certain events. The Debentures mature on December 31, 2021. Each Debenture Warrant entitles the holder to acquire one share at a price of $3.79 per share for a period of two years, subject to acceleration in certain events. The Debentures and the Debenture Warrants contain customary anti-dilution provisions. The Company also issued 540 Debenture Units to the brokers as part of the transaction. If the brokers subscribe for the Debenture Units, 89,640 warrants will be issued. The brokers did not subscribe for the Debenture Units and they expired unexercised on November 8, 2020.

Beginning on March 9, 2019, the Company may, at its option, require the conversion of the then outstanding principal amount of the Debentures (plus accrued and unpaid interest thereon) at the Conversion Price on not less than 30 days’ notice, should the daily volume-weighted average trading price of the shares of the Company be greater than $4.55 for each of seven consecutive trading days, ending five trading days prior to the applicable date.

The Company may accelerate the expiry date of the then outstanding Debenture Warrants on not less than 30 days’ notice, should the volume-weighted average trading price of the shares be greater than $5.68 for the twenty consecutive trading days, ending five trading days prior to the applicable date.

The fair value of the convertible debentures on the date of the acquisition of Enthusiast Properties was determined to be $6,761,663 measured using a market rate of 13.0% for a similar unsecured debt without the conversion feature. The 1,495,442 warrants issued previously were valued on the date of the acquisition of Enthusiast Properties as consideration in the amount of $2,056,130. The convertible debentures are amortized at an effective interest rate of 22.82%.

In December 2020, debenture holders converted $400,000 of convertible debentures into 136,649 common shares of the Company. Between January 5, 2021 and January 21, 2021 debenture holders converted $2,600,000 of convertible debentures into 857,180 common shares of the Company. On January 21, 2021, the Company issued notice to the holders of the convertible debentures to exercise the Company’s option to convert the outstanding convertible debentures into common shares of the Company. Through the notice, $6,000,000 of convertible debentures were converted into 1,978,109 common shares of the Company on January 27, 2021.

During the year ended December 31, 2021, the Company recognized $53,051 (December 31, 2020 - $808,675) of interest expense and $80,504 (December 31, 2020 - $881,631) of accretion expense which is included in interest and accretion in the consolidated statement of loss and comprehensive loss.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

16.	Convertible debentures (continued)

The following tables shows the movement of the convertible debenture balance during the year:

Amount
Balance, December 31, 2019	$7,015,820
Conversion to equity	(400,000)
Loss on conversion of convertible debentures	49,002
Accretion	881,631
Balance, December 31, 2020	$7,546,453
Conversion to equity	(7,626,957)
Accretion	80,504
Balance, December 31, 2021	$-

17.	Deferred payment liability

The deferred payment liability relates to the acquisitions of (i) Steel Media on October 3, 2019, (ii) Vedatis on May 1, 2021, (iii) GameKnot on August 30, 2021, (iv) Addicting Games on September 3, 2021, and (v) Outplayed on November 22, 2021.

(i)	Steel Media Deferred Payment Liability

The Steel Media deferred payment liability consists of the present value of a USD $1,000,000 payment (the “Steel Media Deferred Payment”) to be paid on October 3, 2020 and the present value of the earn-out payment (the “Steel Media Earn-Out Payment”) of USD $500,000 expected to be paid based on the performance of Steel Media by April 15, 2022.

The Company has, at its option, the ability to settle USD $500,000 of the remaining Steel Media Deferred Payment either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price for the five trading days immediately prior to October 3, 2020. The Company also has, at its option, the ability to settle USD $500,000 of the Steel Media Earn-Out Payment either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price for the five trading days immediately prior to the date that the amount of any Steel Media Earn-Out Payment is conclusively determined.

The expected Steel Media Earn-Out Payment is calculated on a dollar-for-dollar basis to the extent the average annualized normalized gross revenue of Steel Media for the period from January 1, 2020 to December 31, 2021 exceeds USD $2,500,000. The maximum Steel Media Earn-Out Payment will not exceed USD $500,000. The Steel Media Earn-Out Payment criteria were satisfied during the year ended December 31, 2021. At December 31, 2021, the deferred payment liability is $600,508.

The Steel Media Deferred Payment was included in Steel Media’s total purchase price consideration at an initial fair value of $1,211,818 based on a discounted valuation using a 10.00% discount rate. The Steel Media Earn-Out Payment was included in Steel Media’s total purchase price consideration at an initial fair value of $470,625 based on a discounted valuation using a 13.97% discount rate and an expectation that payment of the full earn-out of USD $500,000 is probable.

The Steel Media Deferred Payment and Steel Media Earn-Out Payment are amortized at an effective interest rate of 9.54% and 13.15% respectively.

Between October 16 and November 2, 2020, $659,832 (USD $500,000) of the Steel Media Deferred Payment liability was paid by the Company. On January 20, 2021, the remaining Steel Media Deferred Payment liability of $632,800 (USD $500,000) was settled by the Company through the issuance of 429,354 common shares through the exercise of the Company’s option.

(ii)	Vedatis Deferred Payment Liability

The Vedatis deferred payment liability consists of the present value of a Euro €750,000 payment (the “Vedatis Deferred Payment”) to be paid on May 1, 2022 and the present value of the estimated earn-out payment (the “Vedatis Earn-Out Payment”) expected to be paid based on the performance of Vedatis by August 29, 2025, see Note 5.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

17.	Deferred payment liability (continued)

(ii)	Vedatis Deferred Payment Liability (continued)

The Vedatis Earn-Out Payment, subject to certain conditions, is equal to the sum of earnings before interest, taxes, depreciation and amortization for the best four consecutive quarters of the existing Vedatis business at the time of closing excluding new business generated or enhanced by the Company. The earn-out period is for four years following May 1, 2021.

The Company has, at its option, the ability to settle the Vedatis Deferred Payment of Euro €750,000 either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price for the two trading days immediately prior to May 1, 2022. The Company has, at its option, the ability to settle the Vedatis Earn-Out Payment half in cash and half in common shares, the share payment portion will be settled by the allotment and issuance of such number of common shares determined by the volume weighted average price for the two trading days immediately prior to May 1, 2025.

The Company uses Monte-Carlo simulation valuation techniques to estimate the net present value of the Vedatis Earn-Out Payment. The cash portion and equity portion are present valued separately based on the outcomes of the Monte-Carlo simulation. The Vedatis Earn-Out Payment is revalued each reporting period with changes in fair value of the Vedatis Earn-Out Payment recorded in the consolidated statement of loss and comprehensive loss.

The Vedatis Deferred Payment was included in Vedatis’ total purchase price consideration at an initial fair value of $1,047,028 based on a discounted valuation using a 6% discount rate. The Vedatis Earn-Out Payment was included in Vedatis’ total purchase price consideration at an initial fair value of $1,602,902 based on a discounted valuation using an 8.16% and 0.78% discount rate for the cash settled and equity settled portion, respectively, and an expectation that a Vedatis Earn-Out Payment of $1,920,745 is probable. The Vedatis Deferred Payment is amortized at an effective interest rate of 5.86% and the cash portion of the Vedatis Earn-Out Payment is amortized at an effective interest rate of 8.19%.

On December 31, 2021, the Vedatis Earn-Out Payment was revalued at $1,774,337 based on a discounted valuation using a 9.79% and 1.16% discount rate for the cash settled and equity settled portion, respectively, and an expectation that a Vedatis Earn-Out Payment of $2,141,645 is probable. Following the December 31, 2021 revaluation, the cash portion of the Vedatis Earn-Out Payment is amortized at an effective interest rate of 9.83%.

The fair value of the Vedatis Earn-Out Payment on the acquisition date and at December 31, 2021was calculated using the following inputs:

	December 31, 2021	May 1, 2021
Payment date	August 29, 2025	August 29, 2025
Time to maturity	3.66 years	4.33 years
Required metric risk premium	21.75%	21.75%
EBITDA volatility	17.00%	19.00%
Senior credit rating	B-	B-
Earn-out payment credit rating	CCC+	CCC+
Drift rate	1.15%	0.75%
Discount rate (risk free rate) for equity-based payment	1.16%	0.78%
Discount rate (risk adjusted rate) for cash payment	9.79%	8.16%
Discount rate for lack of marketability	Nil%	Nil%

(iii)	GameKnot Deferred Payment Liability

The GameKnot deferred payment liability consists of the present value of a USD $500,000 six-month anniversary payment (the “GameKnot Deferred Payment”) to be paid on February 28, 2022, see Notes 5 and 29(iii).

The Company has, at its option, the ability to settle the GameKnot Deferred Payment either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price for the ten trading days prior to February 28, 2022.

The GameKnot Deferred Payment was included in GameKnot’s total purchase price consideration at an initial fair value of $613,129 based on a discounted valuation using a 6.00% discount rate.

The GameKnot Deferred Payment is amortized at an effective interest rate of 6.01%.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

17.	Deferred payment liability (continued)

(iv)	Addicting Games Deferred Payment Liability

The Addicting Games deferred payment liability consists of the present value of a USD $7,000,000 first anniversary payment (the “Addicting Games First Anniversary Deferred Payment”) to be paid on September 3, 2022 and the present value of a USD $3,800,000 second anniversary payment (the “Addicting Games Second Anniversary Deferred Payment”) to be paid on September 3, 2023 (the Addicting Games First Anniversary Deferred Payment and the Addicting Games Second Anniversary Deferred Payment are collectively the “Addicting Games Deferred Payment”), see Note 5.

The Company has, at its option, the ability to settle the Addicting Games Deferred Payment either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price for the ten trading days prior to the payment due dates.

The Addicting Games First Anniversary Deferred Payment was included in Addicting Games’ total purchase price consideration at an initial fair value of $8,181,699 based on a discounted valuation using a 7.10% discount rate. The Addicting Games Second Anniversary Deferred Payment was included in Addicting Games’ total purchase price consideration at an initial fair value of $4,147,054 based on a discounted valuation using a 7.10% discount rate.

The Addicting Games First Anniversary Deferred Payment and Addicting Games Second Anniversary Deferred Payment are amortized at an effective interest rate of 6.88% and 6.88% respectively.

(v)	Outplayed Deferred Payment Liability

The Outplayed deferred payment liability consists of the present value of a USD $8,500,000 first anniversary payment (the “Outplayed First Anniversary Deferred Payment”) to be paid on November 22, 2022, the present value of a USD $8,500,000 second anniversary payment (the “Outplayed Second Anniversary Deferred Payment”) to be paid on November 22, 2023 (collectively, the “Outplayed Deferred Payment”), the present value of the first anniversary earn-out payment USD $6,000,000 (the “Outplayed First Anniversary Earn-Out Payment”) expected to be paid based on the performance of Outplayed by December 22, 2022, and the present value of the second anniversary earn-out payment USD $6,000,000 (the “Outplayed Second Anniversary Earn-Out Payment”) expected to be paid based on the performance of Outplayed by December 22, 2023 (collectively, the “Outplayed Earn-Out Payment”), see Note 5.

The Outplayed Earn-Out Payment, subject to certain conditions, will be paid if certain site traffic based targets are met in the first and second years of operations. The first anniversary earn-out period is for one year from the closing date and the second anniversary earn-out period is for one year from the end of the first anniversary earn-out period.

The Company has, at its option, the ability to settle the Outplayed Deferred Payment either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price for the ten trading days two business days prior to the anniversary payment due dates. The Company has, at its option, the ability to settle the Outplayed Earn-Out Payment either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price for the ten trading days prior to the date the applicable earn-out is achieved.

The Outplayed First Anniversary Deferred Payment was included in Outplayed’s total purchase price consideration at an initial fair value of $10,013,937 based on a discounted valuation using a 7.63% discount rate. The Outplayed Second Anniversary Deferred Payment was included in Outplayed’s total purchase price consideration at an initial fair value of $9,304,038 based on a discounted valuation using a 7.63% discount rate. The Outplayed First Anniversary Earn-Out Payment was included in Outplayed’s total purchase price consideration at an initial fair value of $6,272,711 based on a discounted valuation using a 19.50% discount rate with an expectation that payment of the full earn-out of USD $6,000,000 is probable. The Outplayed Second Anniversary Earn-Out Payment was included in Outplayed’s total purchase price consideration at an initial fair value of $5,249,130 based on a discounted valuation using a 19.50% discount rate with an expectation that payment of the full earn-out of USD $6,000,000 is probable.

The Outplayed First Anniversary Earn-Out Payment, the Outplayed Second Anniversary Earn-Out Payment, Outplayed First Anniversary Earn-Out Payment and the Outplayed Second Anniversary Earn-Out Payment are amortized are amortized at an effective interest rate of 7.38%, 7.38%, 17.97% and 17.96% respectively.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

17.	Deferred payment liability (continued)

The following table shows the movement of the Steel Media Deferred Payment, the Steel Media Earn-Out Payment, the Vedatis Deferred Payment deferred, the Vedatis Earn-Out Payment, the GameKnot Deferred Payment, the Addicting Games Deferred Payment, the Outplayed Deferred Payment and the Outplayed Earn-Out Payment balances during the year:

	Steel Media Deferred Payment	Steel Media Earn-Out Payment	Vedatis Deferred Payment	Vedatis Earn-Out Payment	GameKnot Deferred Payment	Addicting Games Deferred Payment	Outplayed Deferred Payment	Outplayed Earn-Out Payment	Total

Balance, December 31, 2019	$1,208,413	$473,413	$-	$-	$-	$-	$-	$-	$1,681,826
Accretion	92,767	68,097	-	-	-	-	-	-	160,864
Payment	(659,832)	-	-	-	-	-	-	-	(659,832)
Effect of movement in exchange rates	(4,748)	(12,386)	-	-	-	-	-	-	(17,134)
Balance, December 31, 2020	$636,600	$529,124	$-	$-	$-	$-	$-	$-	$1,165,724
Initial fair value of deferred payment liability	-	-	1,047,028	1,602,902	613,129	12,328,753	19,317,976	11,521,841	46,431,629
Accretion	-	77,415	41,705	39,830	12,490	280,700	151,319	219,808	823,267
Payment	(632,800)	-	-	-	-	-	-	-	(632,800)
Loss on revaluation of deferred payment liability	-	-	-	181,707	-	-	-	-	181,707
Effect of movement in exchange rates	(3,800)	(6,031)	(29,944)	(50,103)	2,162	159,266	(2,147)	(509)	68,894
Balance, December 31, 2021	-	600,508	1,058,789	1,774,336	627,781	12,768,719	19,467,148	11,741,140	48,038,421
Current portion of deferred payment liability	-	600,508	1,058,789	-	627,781	8,473,672	10,091,265	6,392,131	27,244,146
Long-term portion of deferred payment liability	$-	$-	$-	$1,774,336	$-	$4,295,047	$9,375,883	$5,349,009	$20,794,275

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

18.	Vendor-take-back loan

The vendor-take-back loan (“VTB”) arose on the acquisition of Omnia on August 30, 2020 (Note 5). The VTB has a principal balance of $5,750,000 and accrues interest at 9% per annum, compounded annually and payable at maturity, and matures on August 30, 2023.

The VTB was included in Omnia’s total purchase price consideration at an initial fair value of $5,357,408 based on the present value of the cash flows using a 11.60% discount rate and a maturity date of 36 months. The VTB is amortized at an effective interest rate of 11.03%.

On June 17, 2021, the Company settled the VTB by paying the principal balance of $5,750,000 and accrued interest of $408,329. The Company recognized a loss on settlement of the VTB of $316,241 in the consolidated statement of loss and comprehensive loss during the year ended December 31, 2021.

During the year ended December 31, 2021, the Company recognized $255,792 (December 31, 2020 - $190,381) of interest expense and $27,046 (December 31, 2020 - $11,461) of accretion expense in relation to the VTB which is included in interest and accretion expense in the consolidated statement of loss and comprehensive loss.

The following tables shows the movement of the VTB during the year:

Amount

Balance, December 31, 2019	$-
Initial fair value of vendor-take-back loan	5,357,408
Interest	190,381
Accretion	11,461
Balance, December 31, 2020	$5,559,250
Interest	255,792
Accretion	27,046
Repayments	(6,158,329)
Loss on settlement of vendor-take-back loan	316,241
Balance, December 31, 2021	$-

19.	Share capital

Authorized:

Unlimited number of common shares

Unlimited number of preferred shares

During the year ended December 31, 2021:

(i)	The Company received proceeds of $784,431 from the exercise of 363,176 stock options. The fair value assigned to these stock options of $927,292 was reclassified from contributed surplus to share capital.

(ii)	The Company issued 2,835,289 common shares from the conversion of convertible debentures (Note 16).

(iii)	On January 20, 2021, the Company issued 429,354 common shares to settle the remaining Steel Media Deferred Payment liability (Note 17).

(iv)	On February 10, 2021, the Company offered and sold a total of 7,383,000 common shares resulting in gross proceeds of $42,452,250 (the “February Offering”). The Company incurred cash share issuance cost of $2,704,571 relating to the February Offering.

(v)	On May 4, 2021, the Company issued 226,563 common shares in connection with the closing of the Vedatis SPA (Note 5).

(vi)	In June 2021, the Company offered and sold a total of 8,600,000 common shares resulting in gross proceeds of $60,137,755 (USD $49,450,000) (the “June Offering”). The Company incurred cash share issuance cost of $4,739,096 relating to the June Offering.

(vii)	On June 21, 2021, the Company issued 790,094 common shares in connection with the closing of the Tabwire EPA (Note 5).

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

19.	Share capital (continued)

During the year ended December 31, 2021 (continued):

(viii)	On August 30, 2021, the Company issued 165,425 common shares in connection with the closing of the GameKnot EPA (Note 5).

(ix)	On September 3, 2021, the Company issued 2,661,164 common shares in connection with the closing of the Addicting Games SPA (Note 5).

(x)	On December 31, 2021, the Company issued 5,164,223 common shares in connection with the closing of Outplayed MA (Note 5).

During the year ended December 30, 2020:

(i)	The Company received proceeds of $2,728,015 from the exercise of 3,109,589 common share purchase warrants. The fair value assigned to these warrants of $7,907,396 was reclassified from warrant reserve to share capital.

(ii)	The Company received proceeds of $228,536 from the exercise of 823,937 stock options. The fair value assigned to these options of $2,763,543 was reclassified from contributed surplus to share capital.

(iii)	On August 6, 2020, the Company completed an offering of 11,500,000 common shares at a price of $1.50 per common share for gross proceeds of $17,250,000. The Company incurred a 6% commission on the gross proceeds received from the offering and incurred cash share issuance of $1,640,744 relating to the offering.

(iv)	On August 31, 2020, the Company issued 18,250,000 common shares in connection with the closing of the Omnia SPA (Note 5).

(v)	On July 21, 2020, 1,071,876 common shares were returned to treasury. The shares to be returned to treasury related to GameCo’s acquisition of Luminosity in 2019. The consideration was reduced by the value of the shares to be returned to treasury which was determined to be $3,858,756 as at the acquisition date.

(vi)	In December 2020, the Company issued 136,649 common shares for the conversion of convertible debentures (Note 16).

(vii)	On December 29, 2020, the Company issued 91,009 common shares for services performed by a consultant. The common shares issued were valued based on the fair value of services provided. The value assigned to the shares issued of $200,162 was recorded as consulting fee expense.

20.	Warrants

Each common share warrant entitles the holder to purchase one common share of the Company. The Company has no warrants outstanding as at December 31, 2021 and December 31, 2020.

The following table reflects the continuity of warrants as at December 31, 2021 and December 31, 2020:

	December 31, 2021		December 31, 2020
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Beginning balance	-	$-	7,444,961	$2.03
Granted	-	-	-	-
Exercised	-	-	(3,109,589)	(0.88)
Expired	-	-	(4,335,372)	(2.86)
Ending balance	-	$-	-	$-

The weighted average share price on the date of exercise is $Nil (December 31, 2020 - $2.32).

During the year ended December 30, 2020, the fair value assigned to expired warrants of $7,497,332 was reclassified from warrant reserve to deficit.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

21.	Stock options

On January 20, 2021, the shareholders of the Company approved and ratified the adoption of the stock option plan (the “Stock Option Plan”) which allows the Board of Directors to grant stock options to directors, officers, employees and consultants of the Company as performance incentives. The maximum number of common shares issuable under the Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company. There are also limitations on the number of common shares issuable to insiders. At the time of granting a stock option, the Board of Directors must approve: (i) the exercise price, being not less than the market value of the common shares; (ii) the vesting provisions; and (iii) the expiry date, generally being no more than ten years after the grant date.

The following table reflects the continuity of stock options as at December 31, 2021 and December 31, 2020:

	December 31, 2021		December 31, 2020
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Beginning balance	2,734,073	$1.61	3,744,095	$1.32
Granted	1,598,905	6.17	-	-
Exercised	(363,176)	(2.16)	(823,937)	(0.27)
Expired	(46,311)	(7.28)	(186,085)	(2.06)
Ending balance	3,923,491	$3.35	2,734,073	$1.61
Exercisable	2,668,573	$1.71	2,242,837	$1.44

The weighted average share price on the date of exercise is $7.25 (December 31, 2020 - $2.25).

On January 20, 2021, following shareholder approval of the Stock Option Plan, the Company issued 743,671 stock options to directors, officers and employees, of which 679,582 were issued to directors and officers. These stock options are exercisable at $3.20, expire December 9, 2025 and vest as follows: (i) 304,709 on January 20, 2021; (ii) 247,890 on January 20, 2022; and (iii) 191,072 on January 20, 2023. These stock options were approved for issuance by the Board of Directors on December 9, 2020, and were granted upon shareholder approval of the Stock Option Plan on January 20, 2021. The fair value of the stock options issued was $4.73 per stock option, which was estimated using the Black-Scholes option pricing model using the following inputs and assumptions: stock price - $6.10; exercise price - $3.20; expected life in years – 4.89 years; expected volatility – 86.59% (based on comparable companies); expected dividend yield – Nil%; expected forfeiture rate – 2.90%; and, risk-free interest rate – 0.43%.

On April 13, 2021, the Company issued 855,234 stock options to directors, officers, employees and consultants, of which 493,969 were issued to directors and officers. These stock options are exercisable at $8.75, expire January 1, 2026 and vest one-third on January 1, 2022, January 1, 2023 and January 1, 2024 respectively. The fair value of these stock options issued was $6.06 per stock option, which was estimated using the Black-Scholes option pricing model using the following inputs and assumptions: stock price - $8.73; exercise price - $8.75; expected life in years – 4.72 years; expected volatility – 92.89% (based on comparable companies); expected dividend yield – Nil%; expected forfeiture rate – 2.90%; and, risk-free interest rate – 0.94%.

The Company recorded share-based compensation expense of $5,823,302 (December 31, 2020 - $818,383) for stock options vesting during the year ended December 31, 2021.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

21.	Stock options (continued)

The Company has the following stock options outstanding as at December 31, 2021:

Expiry date	Number of stock options outstanding	Exercise price	Number of stock options exercisable	Weighted average remaining life (years)

October 17, 2022	17,959	$0.80	17,959	0.79
November 18, 2022	874,558	0.37	874,558	0.88
November 14, 2023	13,187	2.37	13,187	1.87
March 29, 2024	324,410	2.37	324,410	2.24
August 27, 2024	943,750	2.40	943,750	2.66
December 9, 2025	739,475	3.20	304,709	3.94
January 1, 2026	820,152	8.75	-	4.01
December 12, 2028	190,000	1.00	190,000	6.95
	3,923,491	$3.35	2,668,573	2.95

22.	Share units

On January 20, 2021, the shareholders of the Company approved and ratified the adoption of the Share Unit Plan (“SU Plan”) which allows for the issuance of restricted share units and performance share units (collectively “Share Units”) to directors, officers, employees and consultants. The Board of Directors, or a committee appointed by the Board of Directors, will establish vesting conditions of Share Units at the time of grant. The maximum number of common shares that are issuable to settle Share Units cannot exceed 4% of the aggregate number of common shares issued and outstanding and the maximum number of common shares issuable in aggregate under the SU Plan and other share-based compensation arrangements adopted by the Company cannot exceed 10% of the common shares issued and outstanding. Share Units can be settled in cash or common shares at the option of the Company.

On January 20, 2021, following shareholder approval of the SU Plan, the Company issued 1,251,162 restricted share units to directors, officers and employees, of which 1,158,772 were issued to directors and officers. These restricted share units are expected to be settled through the issuance of 1,251,162 common shares of the Company. These restricted share units vest as follows: (i) 530,692 on January 20, 2021; (ii) 417,054 on January 20, 2022; and (iii) 303,416 on January 20, 2023. These restricted share units were approved for issuance by the Board of Directors on December 9, 2020, and were granted upon shareholder approval of the SU Plan on January 20, 2021. These restricted share units have been fair valued based on the quoted market price on the date of issuance of $6.10 per common share.

On April 13, 2021, the Company issued 1,242,577 restricted share units to directors, officers, employees and consultants, of which 636,887 were issued to directors and officers. These restricted share units are expected to be settled through the issuance of 1,242,577 common shares of the Company. These restricted share units vest one-third on January 1, 2022, January 1, 2023 and January 1, 2024 respectively. These restricted share units have been fair valued based on the quoted market price on the date of issuance of $8.73 per common share.

On July 19, 2021, the Company modified the vesting dates of 178,293 restricted share units issued to consultants on April 13, 2021. These 178,293 restricted share units were modified to vest 100% on October 31, 2021. Share-based compensation expense is recognized based on the modified vesting term.

The Company recorded share-based compensation expense of $13,095,187 (December 31, 2020 - $Nil) for restricted share units vesting during the year ended December 31, 2021.

The Company has the following restricted share units outstanding as at December 31, 2021 and December 31, 2020:

Number of restricted share units	December 31, 2021	December 31, 2020
Beginning balance	-	-
Granted	2,493,739	-
Forfeited	(38,042)	-
Ending balance	2,455,697	-
Vested	711,452	-

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

23.	Income Tax

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 26.60% (2020 - 26.60%) to the effective tax rate for the year ended December 31, 2021 and December 31, 2020 is as follows:

	December 31, 2021	December 31, 2020
Statutory income tax rate	26.60%	26.60%

Net loss before income taxes	$(52,986,087)	$(26,930,501)
Computed income tax recovery	(14,094,299)	(7,163,513)
Increase (decrease) resulting from:
Non-deductible expenses and other	5,314,788	284,545
Differences in foreign tax rates	(247,875)	(111,194)
Utilization of previously unrecognized tax losses	199,180	(393,525)
Origination and reversal of temporary differences	413,197	1,519,081
Current period loss for which no benefit is recognized	7,475,544	5,786,437
Income tax recovery	$(939,465)	$(78,169)

The components of income tax expense (recovery) are as follows:

	December 31, 2021	December 31, 2020
Current tax expense	$194,222	$5,617
Deferred tax recovery	(1,133,687)	(83,786)
Income tax recovery	$(939,465)	$(78,169)

The table below summarizes the movement of net deferred tax assets and liabilities:

	January 1, 2021	Recognized in net loss	Recognized in OCI	Acquisitions	December 31, 2021
Deferred tax asset
Tax losses carried forward	$5,385,629	$(2,065,439)	$-	$620,551	$3,940,741
Financing and share issuance cost	14,551	(14,551)	-	-	-
Intangible assets and other	702,666	(673,525)	(60,616)	1,167,246	1,135,771
	6,102,846	(2,753,515)	(60,616)	1,787,797	5,076,512
Deferred tax liability
Intangible assets and other	$(21,090,932)	$3,728,197	$-	$(13,439,766)	$(30,802,501)
Investments	(173,901)	159,005	-	-	(14,896)
	(21,264,833)	3,887,202	-	(13,439,766)	(30,817,397)

Net deferred tax asset (liability)	$(15,161,987)	$1,133,687	$(60,616)	$(11,651,969)	$(25,740,885)

	January 1, 2020	Recognized in net loss	Recognized in OCI	Acquisitions	December 31, 2020
Deferred tax asset
Tax losses carried forward	$1,398,277	$(412,552)	$-	$4,399,904	$5,385,629
Financing and share issuance cost	14,551	-	-	-	14,551
Intangible assets and other	-	702,666	-	-	702,666
	1,412,828	290,114	-	4,399,904	6,102,846
Deferred tax liability
Intangible assets and other	$(13,735,411)	$(192,449)	$-	$(7,163,072)	$(21,090,932)
Investments	(160,022)	(13,879)	-	-	(173,901)
	(13,895,433)	(206,328)	-	(7,163,072)	(21,264,833)

Net deferred tax asset (liability)	$(12,482,605)	$83,786	$-	$(2,763,168)	$(15,161,987)

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

23.	Income Tax (continued)

Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	December 31, 2021	December 31, 2020

Tax losses carried forward	$84,156,050	$50,961,545
Intangible assets and goodwill	32,732,062	43,507,284
Investments	5,112,068	2,923,560
Financing and share issuance costs	9,694,771	3,637,251
Long-term debt	-	396,182
Other temporary differences	390,249	565,788
Deferred tax asset not recognized	$132,085,200	$101,991,610

The Company has Canadian net operating losses of $66,740,187 available to reduce taxable income in future years. If not utilized, these net operating losses will expire between 2031 to 2041.

The Company has USA net operating losses of $17,415,864 available to reduce taxable income in future years. If not utilized, $2,582,368 of these net operating losses will expire between 2033 and 2036 and $14,833,496 of these net operating losses will carryforward indefinitely.

Other deductible temporary differences have an unlimited carryforward period pursuant to current tax laws.

Deferred tax liabilities related to undistributed earnings from investments in subsidiaries have not been recognized as the Company controls whether the liabilities will be incurred and the Company is satisfied that the liabilities will not be incurred in the foreseeable future.

24.	Related party transactions and balances

The Company’s key management personnel have authority and responsibility for overseeing, planning, directing and controlling the activities of the Company. Key management personnel include members of the Board of Directors, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Corporate Officer, President and former esports President. Compensation of key management personnel may include short-term and long-term benefits. Short-term benefits include salaries and bonuses. Share-based compensation includes the fair value of stock options and restricted share units vested during the period.

Compensation provided to key management during the year ended December 31, 2021 and December 31, 2020 is as follows:

	December 31, 2021	December 31, 2020
Short-term benefits	$2,777,723	$1,771,299
Share-based compensation	13,810,779	737,308
	$16,588,502	$2,508,607

A summary of other related party transactions during the year ended December 31, 2021 and December 31, 2020 is as follows:

	December 31, 2021	December 31, 2020
Total transactions during the year:
Revenue	$839,933	$2,386,929
Cost of sales	41,109	55,928
Expenses
Consulting fees	938,940	2,426,990
Advertising and promotion	-	338,838
Interest and accretion	282,838	323,841
Loss on settlement of vendor-take-back loan	316,241	-
Share of loss from investment in associates and joint ventures	266,641	2,057,135

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

24.	Related party transactions and balances (continued)

A summary of related party balances at as December 31, 2021 and December 31, 2020 is as follows:

	December 31, 2021	December 31, 2020
Balances receivable (payable):
Investment in associates and joint ventures	$885,269	$1,026,909
Trade and other receivables	3,734,410	4,651,059
Loans receivable	125,995	148,660
Accounts payable and accrued liabilities	(382,794)	(686,480)
Contract liabilities	(55,434)	(72,343)
Vendor-take-back loan	-	(5,559,250)

On August 27, 2019, the Company entered into a Management Services Agreement (the “Management SA”) with AIG eSports LP, a related party by nature of it being under the control or direction of the Chairman of the Company, as well as a Master Services Agreement (the “Master SA”) with Vancouver Arena Limited Partnership, a related party by nature of it being under the control or direction of the Chairman of Company (collectively, the “MSAs”). Pursuant to the Management SA, the Company is to provide a series of esports management services for a base compensation of $100,000 per month, plus an annual amount of USD $250,000, as well as other additional amounts receivable upon certain milestones relating to the performance of the esports teams under management. Pursuant to the Master SA, the Company receives a range of marketing and consulting services at a cost of $100,000 per month, as well as certain other costs payable upon certain milestones relating to third-party revenues generated by the Company relating to the Master SA services. The MSAs had a retroactive effective date of September 7, 2018, and contain payment-in-kind provisions whereas either party may, at its discretion, satisfy its amounts payable through the provision of its respective services. On April 1, 2021, the Management SA with AIG eSports LP and Master SA with Vancouver Arena Limited Partnership was terminated. During the year ended December 31, 2021, the Company recognized management revenue of $379,125 (December 31, 2020 - $1,535,331) relating to the Management SA, and recognized consulting expenses of $379,125 (December 31, 2020 - $2,080,216) relating to the Master SA. As at December 31, 2021, a balance of $452,730 (December 31, 2020 - $422,642) is included in trade and other receivables.

On April 6, 2020, the Company entered into an Exchange of Marketing Rights and Benefits Agreement with AIG eSports LP and Surge eSports LLC, related parties by nature of them being under the control or direction of the Chairman of the Company. Pursuant to the Exchange of Marketing Rights and Benefits Agreement the Company is to provide media advertising for AIG eSports LP and Surge eSports LLC sponsors and AIG eSports LP and Surge eSports LLC is to provide advertising for the Company. During the year ended December 31, 2021, the Company recognized media advertising revenue of $16,578 (December 31, 2020 - $206,940) and recognized advertising and promotional expense of $Nil (December 31, 2020 - $277,338) relating to the Exchange of Marketing Rights and Benefits Agreement. As at December 31, 2021, a balance of $55,434 (December 31, 2020 - $72,343) is included in contract liabilities for media advertising services to be provided by the Company to AIG eSports and Surge eSports LLC.

During the year ended December 31, 2021, the Company recognized cost of sales of $Nil (December 31, 2020 - $30,136) from AIG eSport LP and $Nil (December 31, 2020 - $25,792) from Surge eSports LLC respectively relating to team sponsorship fees. As at December 31, 2021, a balance of $29,952 (December 31, 2020 - $30,079) and $24,427 (December 31, 2020 - $24,531) is due to AIG eSports LP and Surge eSports LLC, respectively, which is included in accounts payable and accrued liabilities.

As at December 31, 2021, trade and other receivables include $3,225,177 (December 31, 2020 - $3,238,915) of amounts advanced to Surge eSports LLC, a related party by nature of it being under the control or direction of the Chairman of the Company. The Company intends to apply these advances against future share subscriptions in Surge eSports LLC. The advances are non-interest bearing and are receivable if the Company does not obtain share subscriptions in Surge eSports LLC.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

24.	Related party transactions and balances (continued)

On August 30, 2020, the Company completed the acquisition of Omnia (Note 5), following the acquisition Blue Ant and its affiliated companies are related parties to the Company. As of July 19, 2021, Blue Ant holds less than 10% of the issued outstanding common shares of the Company and is no longer a related party of the Company. On July 19, 2021, Robb Chase, chief financial officer of Blue Ant, resigned from the Board of Directors of the Company. During the period from January 1, 2021 to July 19, 2021, the Company earned media revenue of $394,373 (August 31, 2020 to December 31, 2020 - $644,658) from Blue Ant and its affiliated companies and incurred cost of sales of $41,109 (August 31, 2020 to December 31, 2020 - $Nil). As at December 31, 2020, the Company had trade and other receivables of $741,403 due from Blue Ant and its affiliated companies. As at December 31, 2020, the Company had accounts payable and accrued liabilities of $380,152 due to Blue Ant and its affiliated companies. See Note 18 for information relating to the VTB loan payable to Blue Ant.

During the year ended December 31, 2021, the Company recognized consulting expenses of $75,012 (December 31, 2020 - $73,916) to Rivonia Capital Inc., a company in which a director of the Company is a principal. As at December 31, 2021, a balance of $7,063 (December 31, 2020 - $14,012) is included in account payable and accrued liabilities.

During the year ended December 31, 2021, the Company recognized consulting expenses of $74,253 (December 31, 2020 - $Nil) to Franchise Agency LLC, an agency which represents a director of the Company. As at December 31, 2021, a balance of $55,654 (December 31, 2020 - $Nil) is included in account payable and accrued liabilities.

During the year ended December 31, 2021 the Company recognized $410,550 (December 31, 2020 - $272,858) in consulting fees relating to Board of Director and committee fees to certain directors. As at December 31, 2021, a balance of $265,698 (December 31, 2020 - $237,706) is included in account payable and accrued liabilities.

During the year ended December 31, 2021 the Company earned media revenue of $49,857 (December 31, 2020 - $Nil) from AFK Media, a related party by nature of it having common management as the Company. As at December 31, 2021, a balance of $56,503 (December 31, 2020 - $Nil) is included in trade and other receivables.

During the years ended December 31, 2021, the Company recognized advertising and promotion expense of $Nil (December 31, 2020 - $61,500) to MKTG Canada Inc., a company in which a director of the Company was the chief executive officer.

As at December 31, 2021, the Company has other receivables due from the Chief Corporate Officer of $Nil (December 31, 2020 - $248,099) relating to proceeds receivable for warrant exercises and withholding taxes receivable for stock option exercises.

As at December 31, 2021, the Company has loans receivable due from the President and Chief Corporate Officer of $80,297 (December 31, 2020 - $96,004) and $45,698 (December 31, 2020 - $52,656) respectively. The loans receivable are non-interest bearing and due on demand.

See Note 8 for information relating to an investment in associates controlled by a related party.

See Note 8 for information relating to an investment in joint under common management as the Company.

See Note 21 for information relating to stock options issued to officers and directors of the Company.

See Note 22 for information relating to restricted share units issued to officers and directors of the Company.

25.	Capital management

The Company considers its capital structure to consist of shareholders’ equity, long-term debt and deferred payment liability. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition and development of its business. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company is dependent on external equity financing to fund its activities. In order to carry out the planned operations and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the year ended December 31, 2021. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements aside from the covenants described in Note 14.

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

25.	Capital management (continued)

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. The Company’s ability to raise future capital is subject to uncertainty and the inability to raise such capital may have an adverse impact over the Company’s ability to continue as a going concern.

26.	Financial instruments

Fair values

The fair values of cash, investments, trade and other receivables, loans receivable, accounts payable and accrued liabilities and contract liabilities approximate their carrying values due to the relatively short-term nature of these financial instruments. The fair value of long-term debt, lease contract liabilities, deferred payment liability, other long-term debt, convertible debentures and VTB loan is based on observable market data and the calculation of discounted cash flows. Discount rates were determined based on current terms and conditions observed in the credit market.

The Company follows a three-tier categorization for its financial instruments as a framework for disclosing fair value based upon inputs used to value the Company’s investments. The hierarchy is summarized as:

●	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities

●	Level 2 – inputs that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices) from observable market data

●	Level 3 – inputs for assets and liabilities not based upon observable market data

As at September 3, 2021, the investment in Addicting Games is classified as a Level 3 financial instrument, see Note 7, and as at December 31, 2021 the Vedatis Earn-Out Payment liability is classified as a Level 3 financial instrument, see Note 17.

Total interest income and interest expense for the years ended December 31, 2021 and December 31, 2020 for financial assets or financial liabilities that are not at fair value through profit or loss can be summarized as follows:

	December 31, 2021	December 31, 2020
Interest income	$(51,529)	$(102,158)
Interest and accretion expense	2,844,956	5,236,482
Net interest expense	$2,793,427	$5,134,324

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, foreign currency risk and interest rate risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.

The Company’s maximum exposure to credit risk for its trade receivables is summarized as follows:

	December 31, 2021	December 31, 2020
Trade receivables aging:
0-30 days	$26,263,555	$16,461,821
31-60 days	685,112	846,232
61-90 days	868,473	537,836
Greater than 90 days	2,217,521	737,696
	30,034,661	18,583,585
Expected credit loss provision	(58,472)	(67,466)
Net trade receivables	$29,976,189	$18,516,119

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

26.	Financial instruments (continued)

Credit risk (continued)

The movement in the expected credit loss provision can be reconciled as follows:

	December 31, 2021	December 31, 2020
Expected credit loss provision:
Expected credit loss provision, beginning balance	$(67,466)	$(357,920)
Increase in provision for expected credit loss	-	(28,725)
Write-offs	-	319,174
Recoveries	8,504	-
Effect of movement in exchange rates	490	5
Expected credit loss provision, ending balance	$(58,472)	$(67,466)

The following default rates, determined based on historical default rates based on the aging of trade receivables, are used to calculate the expected credit loss provision on trade receivables as at December 31, 2021:

	Total	Not past due	Over 30 days past due	Over 60 days past due	Over 90 days past due

Default rates		0.13%	0.20%	0.33%	0.89%
Trade receivables	$30,034,661	$26,263,555	$685,112	$868,473	$2,217,521
Expected credit loss provision	$58,472	$34,539	$1,339	$2,905	$19,689

All of the Company’s cash is held with major financial institutions and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments.

Concentration risk

The Company has one customer which makes up more than 10% of revenue, this customer accounts for approximately 46.58% (December 31, 2020 – 67.02%) of trade receivables as at December 31, 2021 and 69.36% (December 31, 2020 – 64.09%) of revenues for the year ended December 31, 2021.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements.

The Company holds sufficient cash and working capital which is maintained through stringent cash flow management to ensure sufficient liquidity is maintained. The table below summarizes the Company’s contractual obligations into relevant maturity groups at the statement of financial position date based on the expected contractual maturity date. The amounts disclosed in the table are the contractual undiscounted payments.

	Less than one year	One to two years	Two to three years	More than three years	Total

Accounts payable and accrued liabilities	$34,391,221	$-	$-	$-	$34,391,221
Contract liabilities	3,890,569	-	-	-	3,890,569
Income tax payable	114,094	-	-	-	114,094
Deferred payment liability	29,604,825	23,200,740	-	2,141,645	54,947,210
Lease contract liabilities	858,387	943,882	670,543	778,607	3,251,419
Long-term debt	2,000,000	8,000,000	-	-	10,000,000
Other long-term debt	11,121	11,121	11,121	365,187	398,550
	$70,870,217	$32,155,743	$681,664	$3,285,439	$106,993,063

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

26.	Financial instruments (continued)

Foreign currency risk

A large portion of the Company’s transactions occur in foreign currencies (including US dollars, UK pound sterling and Euro) and, therefore, the Company is exposed to foreign currency risk at the end of the reporting period through its US dollars, UK pound sterling and Euro denominated trade and other receivables, accounts payable and accrued liabilities, deferred payment liability and cash. As at December 31, 2021, a 10% depreciation or appreciation of the US dollar, UK pound sterling and Euro against the Canadian dollar would have resulted in an approximate $2,598,000, $75,000 and $330,000 decrease or increase, respectively, in total net loss and comprehensive loss.

Interest rate risk

The Company’s long-term debt bears interest at Banker’s Acceptance fee equal to CDOR rate plus 7.5%. Fluctuations in the Banker’s Acceptance fee equal to CDOR rate will result in changes to the months interest expense. A change in the annual interest rate of 0.50% would result in a $45,000 change in the annual interest expense.

27.	Commitments

The Company has the following payment commitments with respect to consulting and other contractual obligations:

Not later than one year	$875,000
Later than one year and not later than five years	1,267,000
$2,142,000

Further, the Company is subject to capital commitments pursuant to its investments in AIG Canada and AIG USA, see Note 8, as well as Surge eSports LLC which is being established under a similar structure. If the Company fails to make any capital contributions, as required, it may be subject to certain actions including the loss of rights or a reduction in equity ownership in order to satisfy the capital contribution requirements.

28.	Segment disclosure

The Company operates in one industry segment of digital media and entertainment. The majority of the Company’s assets are located in Canada and the United States of America (“USA”). The Company sells into three major geographic centers: USA, Canada and other foreign countries. The Company has determined that it has a single reportable segment as the Company’s decision makers reviews information on a consolidated basis.

Revenues by pillar for the years ended December 31, 2021 and 2020 is as follows:

	December 31, 2021		December 31, 2020
Media and content		$152,444,727		$60,887,990
Esports and entertainment		5,483,444		5,906,613
Subscription		9,436,115		6,168,878
	$167,364,286		$72,963,481

Revenues, in Canadian dollars, in each of these geographic location for years ended December 31, 2021 and 2020 is as follows:

	December 31, 2021	December 31, 2020
Canada	$2,501,988	$3,047,706
USA	147,761,804	56,926,784
All other countries	17,100,494	12,988,991
	$167,364,286	$72,963,481

Enthusiast Gaming Holdings Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

28.	Segment disclosure (continued)

The non-current assets, in Canadian dollars, in each of the geographic locations as at December 31, 2021 and December 31, 2020 is as follows:

	December 31, 2021	December 31, 2020
Canada	$169,761,447	$140,113,284
USA	153,549,460	50,338,388
France	3,453,744	-
England and Wales	1,752,444	3,934,877
	$328,517,095	$194,386,549

29.	Subsequent events

(i)	On January 1, 2022, Enthusiast Gaming Media Inc. and Enthusiast Gaming Media III Holdings Inc. amalgamated with Enthusiast Gaming Inc. and Enthusiast Gaming Media II Holdings Inc. amalgamated with Enthusiast Gaming Live Inc.

(ii)	On February 14, 2022, the Company issued the remaining 35,770 common shares to be issued relating to the Outplayed MA were issued (Note 5).

(iii)	On February 25, 2022, the loan receivable from the Chief Corporate Officer of $45,698 was repaid to the Company (Note 24).

(iv)	On February 28, 2022, the USD $500,000 GameKnot Deferred Payment liability was settled by the Company issuing 111,267 common shares (Note 17(iii)).

(v)	On March 15, 2022, the loan receivable from the President of $80,297 was repaid to the Company (Note 24).