Form 40-F
period 2022-12-31
Enthusiast Gaming Holdings Inc. / Canada
filed 2023-03-27
CIK 1854233

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022 Commission File Number 001-40331

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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: The Registrant had 151,767,243 Common Shares, no par value, issued and outstanding as of December 31, 2022.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

INTRODUCTORY INFORMATION

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

Persons reading this Annual Report are cautioned that forward-looking information is only a prediction, and that the Registrant’s actual future results or performance are subject to certain known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking information.

Some of the important risks and uncertainties that could affect forward-looking statements are described in this Annual Report. Should one or more of these risks and uncertainties materialize, or should underlying factors or assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

See also “Forward-Looking Information” in the Annual Information Form dated March 27, 2023, filed as Exhibit 99.1, as set forth in the Exhibit Index attached hereto.

This discussion, and the discussion of risk factors contained in the Annual Information Form dated March 27, 2023, filed as Exhibit 99.1, as set forth in the Exhibit Index attached hereto, are not exhaustive of the factors that may affect any of forward-looking statements or information concerning the Registrant. Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, the Registrant does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management of the Registrant to predict all such factors and to assess in advance the impact of each such factor on the business of the Registrant or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

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

PRINCIPAL DOCUMENTS

The following documents, filed as Exhibits 99.1, 99.2 and 99.3 to this Annual Report on Form 40-F, are hereby incorporated by reference into this Annual Report on Form 40-F:

a)	Annual Information Form for the year ended December 31, 2022;

b)	Audited Consolidated Financial Statements for the years ended December 31, 2022 and 2021 together with the notes thereto, including the report of the independent registered public accounting firm thereon; and

c)	Management’s Discussion and Analysis dated March 27, 2023, for the year ended December 31, 2022.

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

NASDAQ CORPORATE GOVERNANCE

The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and its common shares are listed on NASDAQ. NASDAQ Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of certain requirements in the NASDAQ Listing Rules. A foreign private issuer that follows home country practices in lieu of certain corporate governance provisions of the NASDAQ Listing Rules must disclose any significant ways in which its corporate governance practices differ from those followed by domestic companies, either on its website or in its annual filings with the Commission. A description of the significant ways in which the Registrant’s corporate governance practices differ from those followed by domestic companies pursuant to the applicable NASDAQ Listing Rules is disclosed on the Registrant’s website at https://www.enthusiastgaming.com/wp-content/uploads/2021/06/Enthusiast-Nasdaq-Statement-of-Corporate-Governance-Differences-FINAL.pdf.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management of the Company, under the supervision of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining disclosure controls and procedures (as defined by the SEC in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) for the Company to ensure that material information relating to the Company, including its consolidated subsidiaries, that is required to be made known to the Chief Executive Officer and Chief Financial Officer by others within the Company and disclosed by the Company in reports filed or submitted by it under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms; and (ii) accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. The Chief Executive Officer and the Chief Financial Officer, along with management, have evaluated and concluded that the Company’s disclosure controls and procedures as of December 31, 2022 were effective.

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

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS. The control framework used to design the Company’s internal control over financial reporting is based on the Internal Control – Independent Framework (2013), published by the Committee of Sponsoring Organizations of the Treadway Commission. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Based on a review of the Company’s internal control procedures, the Company’s Chief Executive Officer and Chief Financial Officer believe its internal controls and procedures are appropriately designed and have certified on the operating effectiveness of internal controls as of December 31, 2022.

Attestation Report of the Registered Public Accounting Firm

In accordance with the United States Jumpstart Our Business Startup Act (the “JOBS Act”) enacted on April 5, 2012, the Registrant qualifies as an “emerging growth company” (an “EGC”), which entitles the Registrant to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. Specifically, the JOBS Act defers the requirement to have the Registrant’s independent auditor assess the Registrant’s internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. As such, the Registrant is exempt from the requirement to include an auditor attestation report in this Annual Report, and will continue to be exempt from such requirement, for so long as the Registrant remains an EGC, which may be for as long as five years following its initial registration in the United States.

Changes In Internal Control Over Financial Reporting

During the year ended December 31, 2022 there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

CODE OF ETHICS

We have adopted a Code of Ethics and Business Conduct, which qualifies as a “code of ethics” within the meaning of Form 40-F, that is applicable to each of our directors, officers and employees, including our chief executive officer, chief financial officer, corporate controller and persons performing similar functions. There were no amendments, or waivers granted in respect of, the Code of Ethics and Business Conduct during the fiscal year ended December 31, 2022. The Code of Ethics and Business Conduct was filed with the SEC as Exhibit 99.2 to its Form 6-K filed on June 7, 2021 (primary file number 001-40331) and can also be found on the Company’s website at https://www.enthusiastgaming.com/filings/ .. Amendments to the Code of Ethics and Business Conduct and waivers, if any, for executive officers will be disclosed on the Company’s website. Except for the Code of Ethics and Business Conduct, no information contained on the Company’s website or any other site shall be incorporated by reference in this Annual Report on form 40-F or in the documents incorporated by reference herein or attached as Exhibits hereto.

PRINCIPAL ACCOUNTING FEES AND SERVICES

KPMG LLP (Vaughan, ON, Canada, Auditor Firm ID: 85) acted as the independent registered public accounting firm of the Company for the fiscal year ended December 31, 2022. See the section “External Auditors Service Fees (By Category)” in our Annual Information Form, attached as Exhibit 99.1 to this Annual Report, which section is incorporated by reference herein, for the total amount billed to the Company by KPMG LLP, for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees).

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

Date: March 27, 2023

ENTHUSIAST GAMING HOLDINGS INC.

By:	/s/ Alex Macdonald
Name: Alex Macdonald
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Annual Information Form for the year ended December 31, 2022

99.2	Audited Consolidated Financial Statements for the years ended December 31, 2022 and 2021 together with the notes thereto, including the report of the independent registered public accounting firm thereon.

99.3	Management’s Discussion and Analysis dated March 27, 2023, for the year ended December 31, 2022

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350

99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350

99.8	Consent of KPMG LLP

101	XBRL Document

104	Cover Page Interactive Data File