Form 40-F/A
period 2022-12-31
Enthusiast Gaming Holdings Inc. / Canada
filed 2023-05-04
CIK 1854233

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

FORM 40-F/A

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

On March 27, 2023, Enthusiast Gaming Holdings Inc. (the "Company") filed its annual report on Form 40-F for the fiscal year ended December 31, 2022 (the "Original Filing"). This Amendment No. 1 to the Original Filing is being filed for the purpose of (a) including the audit report of the Company's independent auditors as part of the Company's consolidated audited financial statements for the years ended December 31, 2022 and 2021 in Exhibit 99.2, which report was filed in Canada on SEDAR on March 27, 2023 but inadvertently omitted from the Original Filing due to clerical error, (ii) filing a new consent of the Company's independent auditors as Exhibit 99.8, and (iii) filing certifications under Section 302 and 906 of the Sarbanes-Oxley Act of 2002 as Exhibits 99.4, 99.5, 99.6 and 99.7.

Other than as discussed above and expressly set forth herein, this Amendment No. 1 does not, and does not purport to, amend or restate any other information contained in the Original Filing nor does this Amendment No. 1 reflect any events that have occurred after the Original Filing was filed. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused Amendment No. 1 to this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2023

ENTHUSIAST GAMING HOLDINGS INC.

By:	/s/ Alex Macdonald
Name:	Alex Macdonald
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1*	Annual Information Form for the year ended December 31, 2022

99.2	Audited Consolidated Financial Statements for the years ended December 31, 2022 and 2021 together with the notes thereto, including the report of the independent registered public accounting firm thereon.

99.3*	Management’s Discussion and Analysis dated March 27, 2023, for the year ended December 31, 2022

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350

99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350

99.8	Consent of KPMG LLP

101	XBRL Document

104	Cover Page Interactive Data File

* Previously filed.